SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Resolutions of the 11th Meeting of the Eighth Session of the Board of Directors	4

99.2	Appointment of Joint Company Secretaries and Authorised Representative	11

99.3	List of Directors and their Role and Function	13

99.4	Rules of Procedure of the Audit Committee of the Board	15

99.5	2015 Annual Results Announcement	20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: March 17, 2016	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Resolutions of the 11th Meeting of the Eighth Session

of the Board of Directors

The Company and all members of the Board of Directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

The notice to convene the 11th meeting (the “Meeting”) of the eighth session of the Board of Directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was sent to all directors of the Company (the “Directors”) on 2 March 2016 by facsimile transmission and mail. The Meeting was held by way of on-site voting at conference room no. 8 of the Company’s main building on 16 March 2016. Of the 12 Directors entitled to attend the Meeting, 7 Directors attended the Meeting in person. Directors Mr. Wu Haijun, Mr. Ye Guohua, Mr. Lei Dianwu and Mr. Mo Zhenglin and Independent Director Mr. Liu Yunhong were absent due to business engagements. Directors Mr. Wu Haijun and Mr. Ye Guohua had appointed Mr. Gao Jinping, Vice Chairman, as their irrevocable voting proxies. Directors Mr. Lei Dianwu, Mr. Mo Zhenglin had appointed Mr. Wang Zhiqing, Chairman, as their irrevocable voting proxies. Independent Director Mr. Liu Yunhong had appointed Mr. Cai Tingji, Independent Director as his irrevocable voting proxy. Members of the supervisory committee and senior management of the Company attended the Meeting. The convening of the Meeting complied with the Company Law of the People’s Republic of China and the Articles of Association of Sinopec Shanghai Petrochemical Company Limited (the “Articles of Association”). Mr. Wang Zhiqing, Chairman of the Company, presided over the Meeting. The Board considered and approved the following resolutions:

Resolution 1 The appointment of Mr. Zhang Jianbo as the Secretary to the Board, was considered and approved with 12 votes in favor, 0 votes against and 0 abstentions, with the term of office the same as the term of this session of the Board of Directors, or until the Board of Directors appoint a successor.

Resolution 2 The appointment of Mr. Zhang Jianbo and Ms. Ng Sin Yee, Clare as Joint Company Secretaries of the Company, was considered and approved with 12 votes in favor, 0 votes against and 0 abstentions, with the term of office the same as the term of this session of the Board of Directors, or until the board of directors appoint their successors.

Resolution 3 The appointment of Mr. Zhang Jianbo as the Company authorized representative to the Stock Exchange of Hong Kong Limited, was considered and adopted with 12 votes in favor, 0 votes against and 0 abstentions.

Resolution 4 The 2015 President’s work report was considered and approved with 12 votes in favor, 0 votes against and 0 abstentions.

Resolution 5 The Board’s work report of 2015 was considered and adopted with 12 votes in favor, 0 votes against and 0 abstentions. The resolution will be submitted to the annual general meeting of the Company for consideration.

Resolution 6 The 2015 audited financial report was considered and approved with 12 votes in favor, 0 votes against and 0 abstentions. The resolution will be submitted to the annual general meeting of the Company for consideration.

Resolution 7 The 2015 profit distribution proposal was considered and adopted with 12 votes in favor, 0 votes against and 0 abstentions.

In 2015, the net profit attributable to equity shareholders of the Company amounted to RMB3,245,849,000 under People’s Republic of China’s Accounting Standards (net profit of RMB 3,274,308,000 under International Financial Reporting Standards). The Board proposed to distribute a dividend of RMB1.00 per 10 shares (including tax) with a total dividend of RMB1,080,000,000 based on the issued share capital of 10.8 billion shares as of 31 December 2015. The resolution will be submitted to the annual general meeting of the Company for consideration.

Resolution 8 The 2015 annual report (both the full report and its summary) was considered and approved with 12 votes in favor, 0 votes against and 0 abstentions.

Resolution 9 The 2016 financial budget report was considered and approved with 12 votes in favor, 0 votes against and 0 abstentions. The resolution will be submitted to the annual general meeting of the Company for consideration.

Resolution 10 The re-appointment of PricewaterhouseCoopers Zhong Tian LLP as the Company’s domestic auditor for 2016 and PricewaterhouseCoopers as the Company’s international auditor for 2016, were considered and approved with 12 votes in favor, 0 votes against and 0 abstentions. It was proposed that the annual general meeting of the Company authorizes the Board to determine the remuneration of the domestic and international auditors. The resolution will be submitted to the annual general meeting of the Company for consideration.

Resolution 11 The Company’s “Self-Assessment Report of the Board on the Internal Controls of 2015” was considered and approved with 12 votes in favor, 0 votes against and 0 abstentions.

Resolution 12 The Amendments to Articles of Association and its Appendices were considered and approved with 12 votes in favor, 0 votes against and 0 abstentions. For the relevant amendments, please refer to the appendix of this announcement. The resolution will be submitted to the annual general meeting of the Company for consideration.

Resolution 13 The Amendments to the Rules of Procedures for the Audit Committee of the Board were considered and adopted with 12 votes in favor, 0 votes against and 0 abstentions.

Resolution 14 The change of the benchmark enterprise for A Share Option Incentive Scheme was considered and adopted with 12 votes in favor, 0 votes against and 0 abstentions.

The Board of Directors approved the resolution to change the benchmark enterprise for A Share Option Incentive Scheme to Shenma Industrial Co., Ltd (stock code: 600810), as the previous benchmark enterprise for the A Share Option Incentive Scheme Yizheng Chemical Fibre (stock code: 600871) was deemed unsuitable since it changed its major business.

Resolution 15 The election of the Independent Director Zhang Yimin as the director of the Nomination Committee of the eighth session of the Board, was considered and adopted with 12 votes in favor, 0 votes against and 0 abstentions.

Resolution 16 The Company’s “Internal Control Manual (2016 Edition)” was considered and adopted with 12 votes in favor, 0 votes against and 0 abstentions. The internal control task force of the Company was authorized to release or adapt within a year the Manual in accordance with the national laws and regulations, and to timely revise and improve the Manual in accordance with the company’s actual business management needs, so as to meet internal and external regulatory requirements. Related amendments shall be promptly reported to the Board.

Resolution 17 The Company’s “Corporate Social Responsibility Report for 2015” was considered and adopted with 12 votes in favor, 0 votes against and 0 abstentions.

Independent Director Mr. Cai Tingji, Mr. Zhang Yimin, Mr. Liu Yunhong, and Mr. Du Weifeng expressed their own opinions on the 2015 profit distribution proposal, the appointment of the Secretary to the Board and the Joint Company Secretaries and the adjustment to the profit distribution policy, etc.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, PRC, 16 March 2016

As of the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the Non-executive Directors of the Company are Lei Dianwu and Mo Zhenglin, and the Independent Non-executive Directors of the Company are Cai Tingji, Zhang Yimin, Liu Yunhong and Du Weifeng.

Appendix: Sinopec Shanghai Petrochemical Company Limited

Amendments to Articles of Association and its Appendices

I.	Amendments to Articles of Association

Current Articles in Articles of Association

Article 42

The Company’s share certificates shall be signed by the chairman of the board of directors. If the stock exchange where the shares are listed requires other senior officer’s signature, such signature shall be included. The share certificates shall be effective with affixure of the Company’s seal or a facsimile seal. Authorization from the board of directors is required for affixing the Company seal to share certificates. Signature of the chairman or other senior officer may be made by facsimile signatures.

Article 44

The Company shall maintain a copy of the register of holders of overseas listed foreign shares at the legal address of the Company. The overseas agency so appointed shall ensure from time to time the consistency between the original and the copy of the register of holders of overseas listed foreign shares.

Article 54

2. to inspect and copy for reasonable charges:

i.	all parts of the shareholders’ register;

ii.	particulars of the directors, supervisors and senior officers of the Company including:

a)	present and past names and aliases;

b)	principal residential address;

c)	nationality;

d)	primary and all other business occupations;

e)	identity document and its number.

Article 113

The Company shall have a board of directors which shall consist of eleven to fifteen (11-15) members, of which more than one-third shall be independent (non-executive) directors (that is, directors who are independent from the shareholders of the Company and do not hold any office in the Company, hereinafter referred to as “independent directors”), and at least one independent director shall be an accounting professional (that is, a person holding a senior position or a certified accountant).

Each specialist committee shall have the following basic responsibilities:

(i)       to propose the appointment or replacement of an external audit firm and to oversee the work of the external audit firm;

Proposed Amendments to the Articles

Article 42

The Company’s share certificates shall be signed by the chairman of the board of directors. If the stock exchange where the shares are listed requires other senior officer’s signature, such signature shall be included. The share certificates shall be effective with affixure of the Company’s seal (or a securities seal) or a facsimile seal (or a securities seal). Authorization from the board of directors is required for affixing the Company seal to share certificates. Signature of the chairman or other senior officer may be made by facsimile signatures.

The issuance and trading of uncertificated shares are subject to the requirements otherwise prescribed by the securities regulatory bodies located at the places where the shares of the Company are listed.

Article 44 The overseas agency so appointed shall ensure from time to time the consistency between the original and the copy of the register of holders of overseas listed foreign shares. Article 54

2. to inspect and copy for reasonable charges:

i.	all parts of the shareholders’ register;

ii.	particulars of the directors, supervisors and senior officers of the Company including:

a)	present and past names and aliases;

b)	nationality;

c)	primary and all other business occupations;

d)	identity document and its number.

Article 113

The Company shall have a board of directors which shall consist of eleven to fifteen (11-15) members, of which more than one-third shall be independent (non-executive) directors (that is, directors who are independent from the shareholders of the Company and do not hold any office in the Company, hereinafter referred to as “independent directors”), and at least one independent director shall be an accounting professional (that is, a person holding a senior position or a certified accountant).

Each specialist committee shall have the following basic responsibilities:

(i)       to propose the appointment or replacement of an external audit firm and to oversee the work of the external audit firm;

Current Articles in Articles of Association

(ii)	to oversee the Company’s internal audit policy and the implementation thereof;

(iii)	to be in charge of the communications between the Company’s internal and external auditors;

(iv)	to review the Company’s financial reports and the disclosure thereof;

(v)	to review the Company’s internal control system and submit to the board an annual self-assessment report on the Company’s internal control;

(vi)	to review the major connected transactions;

(vii)	to review the arrangements made by the Company for the concerns raised by employees in confidence about improprieties in financial reporting, internal control or other matters, and to ensure that the Company will conduct a fair and independent investigation of these matters and take appropriate follow-up action; and

(viii)	to perform other duties and powers as assigned by the board.

Article 205

(3) The Company shall distribute cash dividends when (i) the Company’s realized net profit from the parent for that year was positive; (ii) the aggregate undistributed profit for that year was positive; and (iii) the Company has adequate cash flows for that year over the cash flow requirements for normal operations and sustainable growth. In addition, the accumulative cash dividends of the last three years should not be less than thirty percent of the average distributable profit realized in the last three years.

Article 213

Unless otherwise resolved by shareholders in general meeting, the board of directors to declare half-yearly dividends. Unless otherwise provided by law, the amount of half-yearly dividend shall not exceed fifty per cent. (50%) of the distributable profits as set out in the interim profit statements.

Proposed Amendments to the Articles

(ii)	to oversee the Company’s internal audit policy and the implementation thereof;

(iii)	to ensure that the internal audit function is adequately resourced and has the appropriate standing within the Company, and to review and monitor its effectiveness;

(iv)	to be in charge of the communications between the Company’s internal and external auditors;

(v)	to review the Company’s financial reports and the disclosure thereof;

(vi)	to review the Company’s risk management and internal control systems, and submit to the board an annual self-assessment report on the Company’s risk management and internal control;

(vii)	to discuss the risk management and internal control systems with management to ensure that management has performed its duty to have effective systems. This discussion should include the adequacy of resources, staff qualifications and experience, training programmes and budget of the accounting, financial reporting and internal audit functions;

(viii)	to review the major connected transactions;

(ix)	to review the arrangements made by the Company for the concerns raised by employees in confidence about improprieties in financial reporting, risk management, internal control or other matters, and to ensure that the Company will conduct a fair and independent investigation of these matters and take appropriate follow-up action;

(x)	to consider major investigation findings on risk management and internal control matters as delegated by the Board or on its own initiative and management’s response to these findings; and

(xi)	to perform other duties and powers as assigned by the board.

Article 205

(3) The Company shall distribute cash dividends when the Company’s net profit and retained earnings, in separate financial statement, are positive and the Company has adequate cash inflows over the requirements of cash outflows of operation and sustainable development. The cash dividends per annum should not be less than thirty (30) percent of the net profit of the Company in the current year.

Article 213

Unless otherwise resolved by shareholders in general meeting, the board of directors to declare half-yearly dividends. Unless otherwise provided by law, the amount of half-yearly dividend shall not exceed fifty per cent. (50%) of the net profits for such period as set out in the interim profit statements.

II.	Amendments to Rules of Procedure for Board of Directors’ Meeting

Current Articles in the Rules of Procedure

Article 3

The Board shall establish audit, nomination, remuneration and appraisal, and other special committees. These special committees shall consider specific matters and give their opinions and proposals for the Board’s reference when the Board makes decisions.

Any of these special committees shall comprise directors only and the majority of their members shall be independent directors. The members of the audit committee shall be selected from non-executive directors and the majority of them shall be independent directors, at least one of which shall be an accounting professional.

Each specialist committee shall have the following basic responsibilities:

(1) Major responsibilities of the audit committee are:

(i)	to propose the appointment or replacement of an external audit firm and to oversee the work of the external audit firm;

(ii)	to oversee the Company’s internal audit policy and the implementation thereof;

(iii)	to be in charge of the communications between the Company’s internal and external auditors;

(iv)	to review the Company’s financial reports and the disclosure thereof;

(v)	to review the Company’s internal control system and submit to the board an annual self-assessment report on the Company’s internal control;

(vi)	to review the major connected transactions;

(vii)	to review the arrangements made by the Company for the concerns raised by employees in confidence about improprieties in financial reporting, internal control or other matters, and to ensure that the Company will conduct a fair and independent investigation of these matters and take appropriate follow-up action; and

(viii)	to perform other duties and powers as assigned by the board.

Articles Recommended

Article 3

The Board shall establish audit, nomination, remuneration and appraisal, and other special committees. These special committees shall consider specific matters and give their opinions and proposals for the Board’s reference when the Board makes decisions.

Any of these special committees shall comprise directors only and the majority of their members shall be independent directors. The members of the audit committee shall be selected from non-executive directors and the majority of them shall be independent directors, at least one of which shall be an accounting professional.

Each specialist committee shall have the following basic responsibilities:

(1) Major responsibilities of the audit committee are:

(i)	to propose the appointment or replacement of an external audit firm and to oversee the work of the external audit firm;

(ii)	to oversee the Company’s internal audit policy and the implementation thereof;

(iii)	to ensure that the internal audit function is adequately resourced and has the appropriate standing within the Company, and to review and monitor its effectiveness;

(iv)	to be in charge of the communications between the Company’s internal and external auditors;

(v)	to review the Company’s financial reports and the disclosure thereof;

(vi)	to review the Company’s risk management and internal control system and submit to the board an annual self-assessment report on the Company’s risk management and internal control;

(vii)	to discuss the risk management and internal control systems with management to ensure that management has performed its duty to have effective systems. This discussion should include the adequacy of resources, staff qualifications and experience, training programmes and budget of the accounting, financial reporting and internal audit functions;

(viii)	to review the major connected transactions;

(ix)	to review the arrangements made by the Company for the concerns raised by employees in confidence about improprieties in financial reporting, risk management, internal control or other matters, and to ensure that the Company will conduct a fair and independent investigation of these matters and take appropriate follow-up action;

Current Articles in the Rules of Procedure

Article 35

The board of directors’ meeting should normally resolve on all the matters examined at the meeting.

A resolution on the Company’s connected transactions shall not be valid until it has the consent of all independent directors.

The independent directors’ opinions shall be set out in the resolutions of the board of directors’ meetings.

Articles Recommended

(x)	to consider major investigation findings on risk management and internal control matters as delegated by the Board or on its own initiative and management’s response to these findings; and

(xi)	to perform other duties and powers as assigned by the board.

Article 35

The board of directors’ meeting should normally resolve on all the matters examined at the meeting.

A resolution on the Company’s connected transactions shall be accompanied by the independent opinions of the independent non-executive directors.

The independent directors’ opinions shall be set out in the resolutions of the board of directors’ meetings.

Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Appointment of Joint Company Secretaries and Authorised Representative

Reference is made to the announcement of Sinopec Shanghai Petrochemical Company Limited (the “Company”) dated 23 October 2015 in relation to the resignation of Mr. Tang Weizhong as the company secretary and authorised representative of the Company.

The board of directors (the “Board”) is pleased to announce that with effect from 16 March 2016:

1.	Mr. Zhang Jianbo (“Mr. Zhang”) and Ms. Ng Sin Yee, Clare (“Ms. Ng”) have been appointed as joint company secretaries of the Company (the “Joint Company Secretaries”, and each a “Joint Company Secretary”); and

2.	Mr. Zhang has been appointed as authorised representative of the Company under Rule 3.05 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The respective biographic details of Mr. Zhang and Ms. Ng are set out as follows:

Mr. Zhang, aged 53, is a Deputy Secretary of the Communist Party Committee, and Chairman of the Labor Union of the Company. Mr. Zhang started his career in 1985. He has served as Deputy Director of Enterprise Leadership Management Office of the Human Resources Department of China Petrochemical Corporation (the “Sinopec Group”), was appointed Deputy Director of the Appraisal and Appointment Office of the Human Resources Department of China Petroleum & Chemical Corporation, and was appointed Director of Personnel Supervision Office of the Human Resources Department of Sinopec Group. Mr. Zhang was appointed Deputy Secretary of the Communist Party Committee of the Company in August 2013, and was appointed Chairman of the Labor Union of the Company in November 2013. Mr. Zhang served as the Secretary of the Communist Party Discipline Supervisory Committee of the Company and Chairman of the Supervisory Committee of the Company from August 2013 and November 2013, respectively, until March 2015. Mr. Zhang was the General Legal Counsel of the Company from April 2014 to February 2016. Mr. Zhang graduated from Jianghan Petroleum University (now known as Yangtze University) with a Bachelor of Engineering in 1985. He has senior professional technical qualifications.

Ms. Ng, aged 55, is currently a director of the Corporate Services Department of Tricor Services Limited. Ms. Ng is a fellow of both the Hong Kong Institute of Chartered Secretaries and the Institute of Chartered Secretaries and Administrators in the United Kingdom. She is also a holder of the Practitioner’s Endorsement from the Hong Kong Institute of Chartered Secretaries. Before joining the Tricor Group, Ms. Ng worked in the Company Secretarial Department of Secretaries Limited, a professional service company wholly owned by Deloitte Touche Tohmatsu. Ms. Ng has more than 25 years of experience in the company secretarial field and has been providing corporate services to both multi-national companies and listed companies in Hong Kong.

WAIVER REGARDING THE QUALIFICATION AND EXPERIENCE OF JOINT COMPANY SECRETARY

Pursuant to Rule 8.17 of the Listing Rules, a listed issuer must appoint a company secretary who meets the requirements under Rule 3.28 of the Listing Rules. Rule 3.28 of the Listing Rules provides that a listed issuer must appoint as its company secretary an individual who, in the opinion of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), is capable of discharging the functions of company secretary of the listed issuer by virtue of his/her academic or professional qualifications or relevant experience.

Mr. Zhang currently does not possess the qualifications of company secretary as required under Rules 3.28 and 8.17 of the Listing Rules. The Company has applied to the Stock Exchange for, and the Stock Exchange has granted, a waiver from strict compliance with the requirements under Rules 3.28 and 8.17 of the Listing Rules with respect to the appointment of Mr. Zhang as a Joint Company Secretary of the Company for a period of three years from the date of his appointment as a Joint Company Secretary (the “Waiver Period”). The waiver is granted on the condition that (i) Mr. Zhang will be assisted by Ms. Ng during the Waiver Period and the waiver will be revoked immediately if and when Ms. Ng ceases to provide assistance to Mr. Zhang; and (ii) the Company must notify the Stock Exchange at the end of the Waiver Period for the Stock Exchange to revisit the situation. The Stock Exchange expects that, after the end of the Waiver Period, the Company will be able to demonstrate that Mr. Zhang can satisfy the requirements under Rules 3.28 and 8.17 of the Listing Rules after having the benefit of Ms. Ng’s assistance such that a further waiver will not be necessary; and (iii) the Company announces the details of the waiver, including its reasons and conditions.

The Board would like to welcome Mr. Zhang and Ms. Ng for their new appointments.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Wang Zhiqing
Chairman

Shanghai, the PRC, 16 March 2016

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the Non-executive Directors of the Company are Lei Dianwu and Mo Zhenglin, and the Independent Non-executive Directors of the Company are Cai Tingji, Zhang Yimin, Liu Yunhong and Du Weifeng.

Exhibit 99.3

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

List of Directors and their Role and Function

The members of the board of Directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) are set out below.

Executive Director, Chairman, President

Wang Zhiqing

Executive Director, Vice Chairman

Wu Haijun

Executive Director, Vice Chairman,

Vice President

Gao Jinping

Executive Director, Chief Financial Officer

Ye Guohua

Executive Director, Vice Presidents

Jin Qiang

Guo Xiaojun

Non-executive Directors Lei Dianwu Mo Zhenglin Independent Non-executive Directors Cai Tingji Zhang Yimin Liu Yunhong Du Weifeng

There are 3 Board committees. The table below provides membership information of these committees on which each Board member serves.

Board Committee Director Board Committee	Audit Committee	Remuneration and Appraisal Committee	Nomination Committee
Wang Zhiqing			M
Wu Haijun
Gao Jinping
Ye Guohua		M
Jin Qiang
Guo Xiaojun
Lei Dianwu
Mo Zhenglin
Cai Tingji	C
Zhang Yimin		C	C
Liu Yunhong	M
Du Weifeng	M	M	M

Notes:

C Chairman of the relevant Board committees

M Member of the relevant Board committees

Shanghai, PRC, 16 March 2016

Exhibit 99.4

Sinopec Shanghai Petrochemical Company Limited

Rules of Procedure of the Audit Committee of the Board

Considered and approved at the Sixth Meeting of the Fifth Session of the Board on 7 December 2005

First Amendment at the Sixth Meeting of the Sixth Session of the Board on 27 March 2009

Second Amendment at the Fifth Meeting of the Seventh Session of the Board on 29 March 2012

Third Amendment at the Eleventh Meeting of the Eighth Session of the Board on 16 March 2016

Chapter 1: General Provisions

Article 1: In order to enhance the decision-making function of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”), to ensure the Board’s effective supervision over the management and to improve its corporate governance structure, the Company has established the audit committee (the “Audit Committee”) under the Board and developed these Rules of Procedure pursuant to Company Law of the People’s Republic of China, Code of Corporate Governance for Listed Companies in China, Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, Articles of Association of Sinopec Shanghai Petrochemical Company Limited (the “Articles of Association”) and other relevant regulations.

Article 2: The Audit Committee shall be a special committee under the Board. It is primarily responsible for proposing the appointment or replacement of an external audit firm and facilitating the communications between the internal and external auditors of the Company; overseeing the Company’s internal audit policy and the implementation thereof; auditing the Company’s financial information and the disclosure thereof; and reviewing the Company’s risk management and internal control system.

Chapter 2: Composition

Article 3: The Audit Committee shall be composed of three non-executive directors, at least two of whom shall be independent non-executive directors. At least one independent non-executive director shall be an accounting professional.

Article 4: The members of the Audit Committee shall be elected by the Board.

Article 5: The Audit Committee shall have a chairperson who shall be a member of the Audit Committee and an independent non-executive director, and in charge of the work of the Audit Committee. The chairperson shall be nominated among the members by the chairman of the Board and elected by the Board.

Article 6: The term of office of the members of the Audit Committee shall correspond with the term of office of the Board. Upon expiration of the term of office, a member may serve another term of office upon reappointment. If a member no longer takes up the directorship of the Company during his term of office, he shall automatically be disqualified as a member and the Board shall appoint a replacement pursuant to the provisions hereof.

Article 7: The Audit Committee shall have a secretary appointed by the chairperson of the Audit Committee. The secretary shall be responsible for the day-to-day liaison work, the arrangement of meetings, etc..

Article 8: No members of the Audit Committee may receive, directly or indirectly, any counseling fees, consultant fees or other rewards other than the remuneration from the Company.

Chapter 3: Duties and Powers

Article 9: The major duties and powers of the Audit Committee:

(1)	to propose the appointment or replacement of an external audit firm and to oversee the work of the external audit firm;

(2)	to oversee the Company’s internal audit policy and the implementation thereof;

(3)	to ensure that the internal audit function is adequately resourced and has the appropriate standing within the Company, and to review and monitor its effectiveness;

(4)	to be in charge of the communications between the Company’s internal and external auditors;

(5)	to review the Company’s financial reports and the disclosure thereof;

(6)	to review the Company’s risk management and internal control system and submit to the Board an annual self-assessment report on the Company’s risk management and internal control;

(7)	to discuss the risk management and internal control systems with management to ensure that management has performed its duty to have effective systems. This discussion should include the adequacy of resources, staff qualifications and experience, training programmes and budget of the accounting, financial reporting and internal audit functions;

(8)	to review the major connected transactions;

(9)	to review the arrangements made by the Company for the concerns raised by employees in confidence about improprieties in financial reporting, risk management, internal control or other matters, and to ensure that the Company will conduct a fair and independent investigation of these matters and take appropriate follow-up action;

(10)	to consider major investigation findings on risk management and internal control matters as delegated by the Board or on its own initiative and management’s response to these findings; and

(11)	to perform other duties and powers as assigned by the Board.

Article 10: The Audit Committee shall be accountable to the Board. The resolutions made by the Audit Committee may be implemented only after the same are submitted to the Board for consideration and approval.

Chapter 4: Decision-making Procedures

Article 11: According to its duties and powers, the Audit Committee shall have the power to request for any information from various functions under the Company as well as the subsidiaries and holding companies, including but not limited to:

(1)	relevant financial reports of the Company;

(2)	work reports by the internal audit function;

(3)	external audit contracts and relevant work reports;

(4)	information disclosure to the public by the Company;

(5)	audit reports on the Company’s major connected transactions; and

(6)	other relevant information as deemed necessary by the Audit Committee.

Article 12: The Audit Committee shall appraise the matters listed above through discussion and refer the relevant written resolution materials to the Board for discussion, which shall include (but is not limited to):

(1)	an evaluation of the performance of the external audit firm as well as the appointment and replacement of the external audit firm;

(2)	whether or not the Company’s risk management and internal control system is adequate and sound and has been implemented effectively and whether or not there are any major defects in the system;

(3)	whether or not the financial reports and other information disclosed to the public by the Company are comprehensive, objective and true; and whether or not the major connected transactions of the Company are in compliance with the relevant laws and regulations; and

(4)	other relevant matters.

Chapter 5: Work Rules for Annual Reports

Article 13: The Audit Committee shall, after the end of each financial year, discuss with the accounting firm responsible for the auditing of the Company’s annual reports (i.e. the “external audit firm”, the same below) on the timetable for the auditing of the financial reports for that year; it shall urge the accounting firm to submit an audit report within an agreed time limit and form a record, in the form of a written opinion, of the method, frequency and result of each urging, signed by a relevant responsible person as confirmation. The Audit Committee should have at least two meetings with the external audit firm each year.

Article 14: The Audit Committee shall, prior to the on-site annual audit by the accounting firm, review the financial and accounting statements prepared by the Company and form a written review opinion, shall, during the on-site annual audit by the accounting firm, strengthen the communications with the accounting firm and shall, after a preliminary audit opinion is presented by the accounting firm, review the Company’s financial and accounting statements and form a written review opinion again.

Article 15: The Audit Committee shall vote on the annual financial and accounting statements and submit the same to the Board for consideration after forming a resolution thereon.

Article 16: During the reappointment of an accounting firm for the annual audit for the following year, the Audit Committee shall conduct a comprehensive and objective evaluation of the audit for that year completed by and the quality of the auditing practices of the accounting firm, form an affirmative opinion and submit the same to the Board for consideration and approval and to a general meeting of shareholders for consideration. If a negative opinion is formed, it shall appoint another accounting firm.

In the event of the appointment of another accounting firm for the annual audit for the following year, the Audit Committee shall, by way of interviews and communications, acquire a comprehensive understanding and conduct a proper evaluation of the previously appointed accounting firm and the proposed appointed accounting firm, form a resolution and submit the same to the Board for consideration and approval and to a general meeting of shareholders for consideration. It shall also notify the previously appointed accounting firm to attend the general meeting and express its views thereat. The Company shall make a full disclosure of the resolution made at the general meeting and the views expressed by the previously appointed accounting firm thereat.

The abovementioned communications, evaluations, opinions and resolution by the Audit Committee shall be included in a written record which shall be signed by the relevant parties and shall, within three working days after the disclosure of the resolution made at the general meeting, be reported to the securities regulatory bureau in the place where the Company is incorporated.

Chapter 6: Rules of Procedure

Article 17: The Audit Committee shall convene no less than two meetings a year by giving notice to all its members ten days in advance. Meetings shall be chaired by the chairperson of the Audit Committee. If the chairperson is unable to attend a meeting, he may appoint another member (an independent non-executive director) to chair the meeting.

The Audit Committee shall convene a meeting upon proposal by a majority of members. The external auditors may call for a meeting when necessary.

Article 18: The Audit Committee shall convene a meeting only when more than two-thirds of the members are present thereat; each member shall have one vote; any resolutions proposed at a meeting shall be passed by a majority of all members.

Article 19: Voting shall be made by a show of hands or by ballot at a meeting of the Audit Committee. The Audit Committee may accept a written motion in lieu of convening a meeting. A written motion that is passed by a majority of all members shall form an effective resolution.

Article 20: The Audit Committee may invite the Company’s internal auditing officers to attend a meeting as non-voting attendees and may, if necessary, invite the directors, supervisors, other officers and the appointed external audit firm of the Company to attend a meeting as non-voting attendees.

Article 21: The Audit Committee may consider professional advice from the external legal advisor or other independent parties. If necessary, the Audit Committee may engage an intermediary to provide professional advice on its decision-making at the expense of the Company.

Article 22: The procedures for convening a meeting of the Audit Committee, the method of voting thereat and the resolutions passed thereat shall be in compliance with the relevant laws, regulations, Articles of Association and these Rules of Procedure.

Article 23: Meetings of the Audit Committee shall have their minutes on which the members present at such meetings shall sign their names. Meeting minutes and resolutions shall be maintained by the Office of the Secretary to the Board.

Article 24: Resolutions passed at a meeting of the Audit Committee and the voting results thereat shall be reported in writing to the Board.

Article 25: The members present at a meeting and the persons who attend the meeting as a non-voting attendees shall be obliged to maintain confidentiality towards the matters discussed thereat. No such members may disclose the relevant information without authorization.

Chapter 7: Supplementary Provisions

Article 26: These Rules of Procedure shall be effective from the date of adoption by the Board.

Article 27: Matters not covered hereunder shall be dealt with pursuant to the provisions of the relevant laws, regulations and the Articles of Association. In case of any conflict between these Rules of Procedure and the relevant laws or regulations to be promulgated in future or the Articles of Association to be amended by legal procedures, the relevant laws, regulations and the Articles of Association shall prevail, amendments shall be made immediately to these Rules of Procedure and submitted to the Board for consideration and approval.

Article 28: The right to construe these Rules of Procedure shall reside in the Board.

Exhibit 99.5

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Sinopec Shanghai Petrochemical Company Limited

2015 Annual Results Announcement

1	IMPORTANT MESSAGE

1.1	The Board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its Directors, Supervisors and Senior Management warrant the truthfulness, accuracy and completeness of the information contained in this annual report, and warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2015 annual report of the Company, and severally and jointly accept responsibility.

1.2	This annual report summary is extracted from the full text of the 2015 annual report. The Chinese version of the full report is published on www.sse.com.cn. For detailed content, investors are advised to read the full text of the 2015 annual report.

1.3	If any director fails to attend the Board meeting for approving the 2015 annual report of the Company, his name shall be set out separately:

Position	Name of Director not Attending	Reasons for Absence	Name of Proxy

Director	Wu Haijun	Business engagement	Gao Jinping
Director	Ye Guohua	Business engagement	Gao Jinping
Director	Lei Dianwu	Business engagement	Wang Zhiqing
Director	Mo Zhenglin	Business engagement	Wang Zhiqing
Independent Director	Liu Yunhong	Business engagement	Cai Tingji

1.4	The financial report for the year ended 31 December 2015 (the “Reporting Period”), prepared under the People’s Republic of China (“PRC” or “China”)’s Accounting Standards (“CAS”) as well as the International Financial Reporting Standards (“IFRS”), was audited by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers, respectively, and both firms have issued standard unqualified opinions on the financial report in their auditors’ reports.

1.5	Mr. Wang Zhiqing, Chairman, President and the responsible person of the Company; Mr. Ye Guohua, Director and Chief Financial Officer of the Company; and Mr. Hua Xin, Vice Financial Officer and Director of Finance hereby warrant the truthfulness and completeness of the financial statements contained in the annual report.

2	CORPORATE INFORMATION

2.1	Corporate Information

Place of listing of A shares:	Shanghai Stock Exchange
Stock abbreviation of A shares:
Stock code of A shares:	600688
Place of listing of H Shares:	The Stock Exchange of Hong Kong Limited
Stock abbreviation of H shares:	Shanghai Pechem
Stock code of H shares:	00338
Place of listing of American Depositary Receipt (ADR):	New York Stock Exchange
Code of American Depositary Receipt (ADR):	SHI
Registered address and business address:	48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code:	200540
Website of the Company:	www.spc.com.cn
E-mail address:	spc@spc.com.cn

2.2	Contact persons and contact Details

	Secretary to the Board	Securities Affairs Representative

Name	Zhang Jianbo*	Wu Yuhong
Address	48 Jinyi Road, Jinshan District,	48 Jinyi Road, Jinshan District,
	Shanghai, Postal Code: 200540	Shanghai, Postal Code: 200540

Tel	86-21-57943143	86-21-57933728
Fax	86-21-57940050	86-21-57940050
E-mail	zhangjb@spc.com.cn	wuyh@spc.com.cn

*	Mr. Zhang Jianbo was appointed as Secretary to the Board on the eleventh meeting of the Eighth Session of the Board of Directors on 16 March 2016.

2.3	Introduction of main business or products during Reporting Period

Sinopec Shanghai Petrochemical Company Limited is one of the largest petrochemical enterprises in the People’s Republic of China based on sales in 2014. It is also one of the largest PRC producers of ethylene. Ethylene is one of the most important intermediate petrochemical products used in the production of synthetic fibres, resins and plastics. Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which processes crude oil into a broad range of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products. The Company sells most of its products within the PRC domestic market and derives most of its revenues from customers in Eastern China, one of the fastest growing regions in the PRC. The Company’s rapid development is supported by the ever-increasing demand in the PRC for petrochemical products. Relying on the competitive advantage of its high degree of integration, the Company is optimising its product mix, improving the quality and variety of its existing products, upgrading technology and increasing the capacity of its key upstream plants. The domestic petroleum and petrochemical market performed poorly overall in 2015. In the domestic market, overcapacity of the refinery industry intensified with market demand hovering at low levels resulted in the prolonged low price of petrochemical products. The Company made great strides in safety and environmental protection standards, in optimizing production and operations as well as in cutting costs and expenses. It maintained smooth and stable production and operations, and significantly enhanced economic returns.

3.	HIGHLIGHT OF ACCOUNTING DATA AND FINANCIAL INDICATORS

Prepared under China Accounting Standards for Business Enterprises (“CAS”)

3.1	Major Accounting Data

Unit: RMB’000

Major accounting data	2015	2014	Increase/ decrease compared to the previous year (%)	2013

Operating income	80,803,422	102,182,861	–20.92	115,539,829
Profit before income tax (“-” for loss)	4,208,729	–914,149	N/A	2,392,870
Net profit attributable to equity shareholders of the Company (“-” for net loss)	3,245,849	–716,427	N/A	2,003,545
Net profit attributable to equity shareholders of the Company excluding non-recurring items (“-” for net loss)	3,130,327	–806,028	N/A	1,650,721
Net cash inflow from operating activities	5,143,397	4,039,919	+27.31	5,480,669

	Year End of 2015	Year End of 2014	Increase/ decrease compared to the previous year (%)	Year End of 2013

Total equity attributable to equity shareholders of the Company	19,838,862	16,570,623	19.72	17,831,617
Total assets	28,022,171	31,145,983	–10.03	36,915,933

3.2	Major Financial Indicators

Major financial indicators	2015	2014	Increase/ decrease compared to the previous year (%)	2013

Basic earnings per share (“-” for loss) (RMB/Share)	0.301	–0.066	N/A	0.186

Diluted earnings per share (“-” for loss) (RMB/Share)	0.300	–0.066	N/A	0.186

Basic earnings per share excluding non-recurring items (“-” for loss) (RMB/Share)	0.290	–0.075	N/A	0.153

Return on net assets (weighted average) (%)*	17.831	–4.165	Increased by 21.996 percentage points	11.778

Return on net assets based on net profit or loss excluding non-recurring items (weighted average) (%)*	17.251	–4.686	Increased by 21.937 percentage points	9.704

Net cash inflow per share from operating activities (RMB/Share)	0.476	0.374	27.27	0.507

Major financial indicators	Year End of 2015	Year End of 2014	Increase/ decrease compared to the previous year (%)	Year End of 2013

Net asset value per share attributable to equity shareholders of the Company (RMB/Share)*	1.837	1.534	19.75	1.651

Liability-to-asset ratio (%)	28.143	45.926	Decreased by 17.783 percentage points	50.995

*	The above-mentioned net assets do not include minority shareholders’ interests.

3.3	Non-recurring items

Unit: RMB’000

Non-recurring items	2015	2014	2013

Net earnings/loss from disposal of non-current assets(“-” for loss)	–9,393	–33,966	417,280
Employee reduction expenses	–24,892	–4,684	–2,463
Government grants recorded in profit and loss, except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business	160,116	182,829	59,658
Income from external entrusted loans	2,880	2,299	2,202
Income from forward exchange contracts	37,154	—	—
Other non-operating income and expenses other than those mentioned above	–10,280	–25,357	–6,227
Effect attributable to minority interests (after tax)	–1,525	–1,240	–1,143
Income tax effect	–38,538	–30,280	–116,483

Total	115,522	89,601	352,824

3.4	Financial information prepared under International Financial Reporting Standards (“IFRS”) for the past five years

Expressed in RMB million	2015		2014		2013		2012		2011

Year ended 31 December:
Net sales		67,037.2		92,725.0		105,503.2		87,217.3		89,509.7
Profit/(loss) before taxation		4,237.2		(889.9)		2,444.7		(2,016.5)		1,296.7
Profit/(loss) after taxation		3,310.4		(675.8)		2,065.5		(1,505.1)		986.5
Profit/(loss) attributable to equity shareholders of the Company		3,274.3		(692.2)		2,055.3		(1,528.4)		956.1
Basic and diluted earnings/(loss) per share	RMB	0.303	RMB	(0.064)	RMB	0.190	RMB	(0.212)	RMB	0.133
Basic and diluted earnings/(loss) per share (after restatement)*		N/A		N/A		N/A	RMB	(0.142)	RMB	0.089

As at 31 December:
Total equity attributable to equity shareholders of the Company		19,797.3		16,500.3		17,732.5		16,037.2		17,925.6
Total assets		27,820.6		30,905.6		36,636.8		36,462.5		30,718.9
Total liabilities		7,726.3		14,134.0		18,645.3		20,158.6		12,523.2

*	After the implementation of share capital increase from the capital reserve in December 2013, total shares of the Company increased from 7.2 billion shares to 10.8 billion shares.

3.5	Major financial indicators by quarters in 2015

Unit: RMB’000

	First Quarter (January to March)	Second Quarter (April to June)	Third Quarter (July to September)	Fourth Quarter (October to December)

Operating Income	19,630,320	22,522,130	19,405,452	19,245,520
Net profit attributable to equity shareholders of listed company	52,176	1,678,990	514,538	1,000,145
Net profit attributable to equity shareholders of listed company deducted current balance	56,323	1,679,908	482,301	911,795
Net cash flows generated from operating activities (“–” for net cash flows used in operating activities)	–1,045,568	2,969,807	1,464,446	1,754,712

4.	SHAREHOLDING OF SHAREHOLDERS AND CONTROLLING DIAGRAM

4.1	Shareholding of the top ten shareholders

Number of shareholders as at 31 December 2015	152,258
Number of shareholders as at 29 February 2015	139,966

Top ten shareholders of shares as at 31 December 2015

	Increase (+)/ decrease (-) during the		Percentage of total	Number of trading	Status of pledged/frozen shares
Name of Shareholders	Reporting Period	Number of shares held	shareholding (%)	restricted shares held	Status of shares	Number of shares	Type of shareholders

China Petroleum & Chemical Corporation	—	5,460,000,000	50.56	4,380,000,000	None	0	State-owned enterprise legal person

HKSCC (Nominees) Limited	+8,003,668	3,453,366,321	31.98	—	Unknown	—	Foreign legal person

China Securities Finance Corporation Limited	Unknown	294,785,279	2.73	—	Unknown	—	Others

Central Huijin Asset Management Ltd.	Unknown	67,655,800	0.63	—	Unknown	—	Others

Shanghai Kangli Gong Mao Company	–54,700	21,415,300	0.20	—	Unknown	—	Others

Bank of China Limited – ChinaAMC new economy flexible configured hybrid securities investment fund	Unknown	19,645,656	0.18	—	Unknown	—	Others

	Increase (+)/ decrease (-) during the		Percentage of total	Number of trading	Status of pledged/frozen shares
Name of Shareholders	Reporting Period	Number of shares held	shareholding (%)	restricted shares held	Status of shares	Number of shares	Type of shareholders

NSSF Four Hundred Twelve Combination	Unknown	15,735,005	0.15	—	Unknown	—	Others

Da Cheng Fund – Agricultural Bank – Da Cheng China Securities and Financial Assets Management Program	Unknown	13,743,400	0.13	—	Unknown	—	Others

China Southern Fund – Agricultural Bank – China Southern China Securities and Financial Assets Management Program	Unknown	13,743,400	0.13	—	Unknown	—	Others

ICBC Credit Suisse Fund – Agricultural Bank – ICBC Credit Suisse China Securities and Financial Assets Management Program	Unknown	13,743,400	0.13	—	Unknown	—	Others

GF Fund – Agricultural Bank – GF China Securities and Financial Assets Management Program	Unknown	13,743,400	0.13	—	Unknown	—	Others

Zhong Ou Fund – Agricultural Bank – Zhong Ou China Securities and Financial Assets Management Program	Unknown	13,743,400	0.13	—	Unknown	—	Others

Harvest Fund – Agricultural Bank – Harvest China Securities and Financial Assets Management Program	Unknown	13,743,400	0.13	—	Unknown	—	Others

Bosera Funds – Agricultural Bank – Bosera China Securities and Financial Assets Management Program	Unknown	13,743,400	0.13	—	Unknown	—	Others

EFund – Agricultural Bank – EFund China Securities and Financial Assets Management Program	Unknown	13,743,400	0.13	—	Unknown	—	Others

Top ten shareholders of circulating shares without trading restriction

Name of shareholders	Number of circulating shares held	Type of shares	Number of shares

HKSCC (Nominees) Limited	3,453,366,321	Overseas listed foreign shares	3,453,366,321
China Petroleum & Chemical Corporation	1,080,000,000	RMB-denominated ordinary shares	1,080,000,000
China Securities Finance Corporation Limited	294,785,279	RMB-denominated ordinary shares	294,785,279
Central Huijin Asset Management Ltd.	67,655,800	RMB-denominated ordinary shares	67,655,800
Shanghai Kangli Gong Mao Company	21,415,300	RMB-denominated ordinary shares	21,415,300
Bank of China Limited – ChinaAMC new economy flexible configured hybrid Securities investment fund	19,645,656	RMB-denominated ordinary shares	19,645,656
NSSF Four Hundred Twelve Combination	15,735,005	RMB-denominated ordinary shares	15,735,005
Da Cheng Fund – Agricultural Bank – Da Cheng China Securities and Financial Assets Management Program	13,743,400	RMB-denominated ordinary shares	13,743,400
China Southern Fund – Agricultural Bank – China Southern China Securities and Financial Assets Management Program	13,743,400	RMB-denominated ordinary shares	13,743,400
ICBC Credit Suisse Fund – Agricultural Bank – ICBC Credit Suisse China Securities and Financial Assets Management Program	13,743,400	RMB-denominated ordinary shares	13,743,400
GF Fund – Agricultural Bank – GF China Securities and Financial Assets Management Program	13,743,400	RMB-denominated ordinary shares	13,743,400
Zhong Ou Fund – Agricultural Bank – Zhong Ou China Securities and Financial Assets Management Program	13,743,400	RMB-denominated ordinary shares	13,743,400
Harvest Fund – Agricultural Bank – Harvest China Securities and Financial Assets Management Program	13,743,400	RMB-denominated ordinary shares	13,743,400
Bosera Funds – Agricultural Bank – Bosera China Securities and Financial Assets Management Program	13,743,400	RMB-denominated ordinary shares	13,743,400
EFund – Agricultural Bank – EFund China Securities and Financial Assets Management Program	13,743,400	RMB-denominated ordinary shares	13,743,400

Description of any connected relationship or act-in-concert parties relationships among the above shareholders	Among the above-mentioned shareholders, China Petroleum & Chemical Corporation, the State-owned enterprise legal person, does not have any connected relationship with the other shareholders, and is not an act-in-concert party of the other shareholders under the Administrative Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee shareholder. Apart from the above, the Company is not aware of any other connected relationships among the other shareholders, or any act-in-concert parties under the Administrative Measures on Acquisition of Listed Companies.

Shareholding and conditions of circulating restricted in top ten shareholders

		Circumstances under which restricted shares can be traded
Name of holding trading restricted shares shareholders	Number of trading restricted shares held	Earliest time to be traded	Number of shares which is newly added to be traded	Restricted Conditions

China Petroleum & Chemical Corporation	4,380,000,000	20/08/2016	4,380,000,000	1. Shall not be traded or transferred in the twelve months since the date of implementation of the Share reform proposal;

2. After the expiration of the first condition, original non-tradable shares sold through the Stock Exchange shall not exceed 5% of the total number of shares of the company, nor shall it exceed 10% within twenty-four months.

4.2	Diagram of the ownership and controlling relationship between the Company and the controlling company of the controlling shareholder

*	Includes 553,150,000 H shares of Sinopec Corp. held by Sinopec Century Bright Capital Investment Limited, a wholly-owned international subsidiary of Sinopec Group, through HKSCC (Nominees) Limited.

4.3	Interests and short positions of the substantial shareholders of the Company and other persons in shares and underlying shares

As at 31 December 2015, the interests and short positions of the Company’s substantial shareholders and other persons who are required to disclose their interests pursuant to Part XV of the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) (the “SFO”) (including those who are entitled to exercise, or control the exercise of, 5% or more of the voting power at any general meeting of the Company but excluding the Directors, Supervisors and Senior Management) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the SFO were as set out below:

1)	Interests in ordinary shares of the Company

Name of shareholders	Number of Shares interests held or deemed as held		Percentage of total issued share capital (%)		Percentage of shareholding in the Company’s total issued H shares (%)		Capacity

China Petroleum & Chemical Corporation	5,460,000,000 Promoter legal person shares	(L)	50.56		—		Beneficial owner

BlackRock, Inc.	253,955,899	(L)	2.35	(L)	7.27	(L)	Beneficial owner; investment manager; Other (lendable shares)

Note: (L):Long position; (S):Short position

Save as disclosed above, no interests of substantial shareholders or other persons (excluding the Directors, Supervisors and Senior Management) who are required to disclose their interests pursuant to Part XV of the SFO in the underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

2)	Short positions in shares and underlying shares of the Company

As at 31 December 2015, no short positions of substantial shareholders or other persons (excluding the Directors, Supervisors and Senior Management) who are required to disclose their interests pursuant to Part XV of the SFO in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

5	REPORT OF THE DIRECTORS (MANAGEMENT’S DISCUSSION AND ANALYSIS)

(Unless otherwise specified, the financial information included in this “Management’s Discussion and Analysis” section has been extracted from the financial statements prepared under IFRS.)

5.1	General – Review of the Company’s operations during the Year Ended 31 December 2015 (the “Reporting Period”)

The growth of the world economy was weaker than expected in 2015. The US economy became the engine of the global economy. The effects of its re-industrialization started to emerge and domestic demand was stable, indicative of a growing trend. Due to the quantitative easing policies, the Eurozone and the Japanese economy began to show signs of a mild recovery. Emerging economies lacked growth momentum in general, and the BRIC countries experienced marked economic decline. In view of the intensifying economic downward pressure and overwhelming problem of structural overcapacity, the Chinese government implemented a series of adjustment measures and reform initiatives to stabilise economic growth. Overall, the Chinese economy was stable, with an annual GDP growth of 6.9%, but the economic growth rate further slowed down. In terms of the petrochemical industry in China, the price of bulk petrochemical products remained weak in a low oil price environment, investments in the industry declined, and structural problems associated with the overcapacity of petrochemical products remained overwhelming and restrictions on resources, environmental protection and safety became tighter. However, compared with the significant drop in oil price, the decline in prices for downstream products was less remarkable, there were increases in the profit on such products and the returns of the industry increased and stabilised.

The Group faced a complicated and ever-changing market in 2015. Focusing on efficiency, it made great efforts in safety and environmental protection standards, in optimizing production and operations as well as in cutting costs and expenses. It maintained smooth and stable production and operations, and significantly enhanced economic returns.

(i)	Production and operation remained safe and stable

The Group thoroughly revised the HSE accountability system in 2015, strengthened supervision and management of its operational and its efforts in safety and environmental protection maintained rather good results, realizing zero staff fatalities as a result of serious injuries in industrial accidents, zero major fires or explosions, zero major environmental pollution accidents, zero major occupational hazard accidents, zero major traffic accidents, zero major accidents as a result of negligence and zero serious injuries to staff (the seven zero targets). Overall production and operation remained stable. Unscheduled shutdowns of major production facilities dropped 9.09% from last year while the duration of such shutdowns also decreased by 44.81%. Of the 113 major technical and economic indicators covered in the assessment, 67 were better than last year, meaning a year-on-year rate of progress of 59.29%, 21 reached the advanced level for the industry, meaning an advance ratio of 28.00%, (as compared to 75 comparable indicators last year).

In 2015, the Group achieved significant improvements in the stable operation of its production facilities. The expansion of total processing capacity resulted in an increase in actual production volume of the Group, which amounted to 13,866,200 tons, up 2.18% over the previous year. During the year, the Group processed 14,795,300 tons of crude oil (including 2,010,100 tons of crude oil processed on a sub-contract basis), representing a year-on-year increase of 4.41%. Total production output of refined oil products such as gasoline, diesel and jet fuel amounted 8,975,900 tons, up 6.55%, among which the Group produced 3,097,600 tons of gasoline, up 7.91%; 4,265,300 tons of diesel, up 4.92%; and 1,613,000 tons of jet fuel, up 8.36%. The Group produced 836,500 tons of ethylene, 533,000 tons of propylene and 112,300 tons of butadiene, up 3.99%, 4.47% and 6.34%, respectively. The Group produced 359,500 tons of benzene and 659,700 tons of paraxylene, up 3.45% and down 3.07%, respectively. The Group also produced 1,042,700 tons of synthetic resins and copolymers (excluding polyesters and polyvinyl alcohol), at par with the previous year; 801,600 tons of synthetic fiber monomers, up 13.56%; 416,600 tons of synthetic fiber polymers, at par with the previous year; and 223,800 tons of synthetic fibers, down 3.70%.

In 2015, the Group’s turnover reached RMB80.748 billion, down 20.93% over the previous year. Its sales to output and receivable recovery ratio were 99.91% and 100%, respectively. The product quality levels remained stable.

(ii)	Market demand for petroleum and petrochemical products slowed down, and their prices underwent continuous decline

With the Chinese economy under greater downward pressure in 2015, the domestic petroleum and petrochemical market performed poorly overall. In the domestic market, overcapacity of the refinery industry intensified. The growth in refined oil consumption slowed, and the diesel consumption even recorded negative growth. The continuous expansion of production capacity of downstream bulk petrochemicals combined with market demand hovering at low levels resulted in the prolonged low price of petrochemical products. As of 31 December 2015, the weighted average prices (excluding tax) of the Group’s synthetic fibers, resins and plastics, intermediate petrochemical products and petroleum products fell by 17.13%, 19.67%, 31.42% and 37.22%, respectively, over the previous year.

(iii)	International crude oil prices decreased while volume of refined crude oil increased

The world economy experienced a weaker-than-expected economic growth in 2015 and slack demand for oil. At the same time, the reduction in production cost of crude oil helped to maintain a faster growth in production volume. Global crude oil prices fluctuated between mid to low levels, with two rebounds in the first half of the year, followed by a significant decline in the second half. The average WTI crude oil price on the New York Mercantile Exchange in 2015 was US$48.70/barrel, representing a 47.71% decrease from the average of US$93.14/barrel in 2014. The average price of Brent crude oil on the London Intercontinental Exchange was US$52.38/barrel, a decrease of 47.06% from US$98.95/barrel in 2014. The average price of crude oil in Dubai was US$50.84/barrel, down by 47.40%, compared with US$96.66/ barrel in 2014.

For the year ended 31 December 2015, the Group processed a total of 14,795,300 tons of crude oil (including 2,010,100 tons of crude oil processed on a sub-contract basis), up 625,100 tons, or 4.41%, over the previous year. In 2015, the average unit cost of crude oil processed by the Group (for its own account) was RMB2,533.46 per ton (2014: RMB4,618.68 per ton), down 45.15% over the previous year. The Group’s total cost of processing crude oil in 2015 was RMB32.391 billion, down 45.62% compared with RMB59.560 billion for the previous year, representing 51.61% of the total cost of sales.

(iv)	Efforts to improve system optimization shows significant results in cost control

In 2015, the Group leveraged its competitive edge in the production integration of the refinery and petrochemical segments and upheld its concept of optimizing the entire production process. It maximized the returns by applying the optimization to individual links in the production chain, such as procurement and allocation of crude oil, product mix, production schedule and fuel mix.

The Group was committed to assessing the marginal returns of products on a daily basis and to making repeated projections of products’ chain effects. Relying on the optimization model of key products covering the whole company, the Group strengthened the monitoring of marginal contribution from petrochemical facilities, which was implemented in the planning of production in a speedy manner, and shut down or reduced the workload of facilities short of marginal returns, to pave the way for maximizing efficiencies.

The Group continued to optimize crude oil procurement by reducing the number of crudes and selecting finer crudes, with the aim to cut the procurement cost. The Group fine-tuned the operation model for facilities such as the crude and vacuum distillation unit and adjusted the product layout at its production facilities. It upgraded the production technology at facilities and cut diesel oil production while raising the output of jet fuel. Its efforts in improving the blending process of gasoline increased production of gasoline and high-end gasoline among products, cut output of coked products and raised the production of the higher value asphalt. The Group optimized the mix of raw materials for ethylene, thereby reducing cost of such raw materials. In view of the market opportunity from the price fluctuations of natural gas and liquefied gas, the Group made adjustments to the fuel mix with two goals in mind: realizing a more effective optimization of the fuel mix and gaining exceptionally high profit.

The Group strengthened the control over major expenses and performed budget cuts on various expenditures. It undertook initiatives to bring down costs and expenses, it reduced the expense of crude oil lost in transit, of the waste of materials and of ancillary materials, fuel and power. Taking into account the exchange rate of US dollar and Euro, the Group timely adjusted its loan structure to lower its funding costs. It also expanded funding channels using Shanghai Jinshan Trading Corporation as a platform to avert currency risks and minimize exchange losses. Making full use of preferential policies, the Company obtained a total of RMB150 million of the subsidies, including the local education surtax return and other subsidies in 2015.

(v)	Further progress made in energy conservation and emissions reduction

In 2015, the Group continued to carry out various measures in energy conservation and emission reduction in compliance with the relevant national requirements, thereby achieving all targets set by the government. During the year, the Company’s overall level of energy consumption per RMB10,000 of product value was 0.807 ton of standard coal, down 5.17% from the previous year. As compared with the previous year, the total volume of COD discharged was down 0.69%, while that of sulfur dioxide and nitrogen oxides declined by 4.08% and 9.63% respectively. At the same time, the compliance rate of waste water and waste gas emissions reached 100%, and all hazardous waste was disposed of properly. The average heat efficiency of heaters improved by 0.03 percentage points to 92.45% over the previous year. The Group adopted the energy performance contract model, and the trial operation of its first project concerning the No. 3 atmospheric and vacuum distillation unit became operational.

(vi)	Steady implementation of project construction, R&D and IT projects

In 2015, the Group was committed to “further expand refining business, take the lead in petrochemical industry, and implement integration of refinery and petrochemical segments”. It finished the first draft of the plan to construct and develop the “Thirteenth Five Year” project and steadily launched the preparation for the EVA plant project, the isophthalic acid transformation project and the quality enhancement of No.2 diesel hydrogenation plant. The Group also finished the desulfurization transformation project for boilers of the thermoelectric division, as well as the expansion of the chemical industry wharf of the warehousing and transportation department. The Group’s waste water emission upgrade and transformation project also met the target of the stage. The Group invested RMB800 million in total during the year. It actively developed major R&D projects. For instance, the “Technology Development and Industrial Application Project for Production of High Quality Needle Coke from Low Quality Slurry Oil” passed appraisal, while quality of fiber precursors and carbon fiber from PAN based carbon fiber manufacturing technology reached a breakthrough, which ensured the stable production of SCF35S carbon fiber. The Group began the research on technology for post processing applications and the trial operation of carbon fiber sucker rods at some oil field. While enhancing manufacturing of new products, research, sales and customer service model, the Group launched the mass production and promotion campaign for 10 new products including a special purpose high MFR PP synthesized from hydrogen regulating method. During the year, the Group produced 281,400 tons of new products and a total of 774,100 tons of new synthetic resins products and specialized polyolefin materials, with the differentiation rate for synthetic fibers reaching 69.20%. The Group submitted 53 patent applications, and obtained seven patent authorizations. In terms of IT construction, the Group successfully implemented centralized management over the printing system. It commenced and implemented a smart pipeline promotion project, commissioning operation management as well as DCS operation and management.

(vii)	Further enhancement of its corporate management

In 2015, the Group introduced an advanced model for performance appraisal, aiming to improve the appraisal system by expanding the scope and setting standards. The Group thoroughly reengineered its business flow and preliminarily completed the transformation from job division by departments to division by receiving end of the process flow. It started pilot programs on digitalizing the business operation. It enhanced the accreditation work of the management system and became one of the first enterprises in China to fulfil the management standard for “integration of digitalization and industrialization”. The Group endeavored to meet the standards for the energy and measurement system. It accelerated the building of management system and persistently optimized the management duty and organization structure within the Company. It completed the approval of partners, performance appraisal of centralized management of the electricity segment and the organization structure adjustment for certain plants.

As of 31 December 2015, the Group reduced its headcount by 1,154 people, including voluntary redundancies and staff retirements. This accounted for 8.67% of the total workforce of 13,313 on the payroll as of the start of the year.

(viii)	Brief analysis of main factors leading to a turnaround from loss in operating results for the year

The main reasons for the turnaround from loss in the Group’s operating results during the Reporting Period were:

(1)	The Group’s costs of processing crude oil dropped drastically as compared to the same period last year. In addition, the cost of raw materials declined to a greater extent than average product price, leading to a higher gross profit of products.

(2)	The total volumes of crude oil processed by the Group grew from 2014, resulting in varying levels of growth in the total volume of major products, including refined oil and petrochemical products, which in turn enhanced the profitability of the Company.

(3)	The Group recorded a significant increase in investment income from an associate, namely Shanghai Secco Petrochemical Company Limited, hence the profit was up by RMB437 million.

(4)	The Group further refined its management system and efforts to reduce cost and enhance efficiency. The Group’s net finance cost was RMB244 million in 2015, down RMB116 million as compared with the net finance cost of RMB360 million in 2014.

(5)	The Group continued to make progress in optimizing both production and operation, which contributed to the growth in profit.

5.2	Accounting judgements and estimates

The Group’s financial condition and the results of its operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The management of the Group bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, the management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, judgments and other uncertainties affecting the application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in the financial statements. The Company’s management believes that the following critical accounting policies involve the most significant judgments and estimates used in the preparation of the financial statements.

(i)	Impairments for long-lived assets

Assets, that have an indefinite useful life, must be tested annually for impairment. Long term assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

(ii)	Depreciation

Property, plant and equipment depreciate on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The management reviews the estimated useful lives of the assets annually in order to determine the amount of depreciation expenses to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets, taking into account anticipated technological changes. The depreciation expenses for future periods is adjusted if there are significant changes from previous estimates.

(iii)	Allowance for diminution in value of inventories

If the costs of inventories exceed their net realizable values, an allowance for diminution in value of inventories is recognized. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than the estimate.

(iv)	Income Tax

In June 2007, the State Administrative of Taxation issued a tax circular (Circular No. 664) to the local tax authorities requesting that the relevant local tax authorities rectify the applicable enterprise income tax (“EIT”) for nine companies listed in Hong Kong, which included the Company. After the notice was issued, the Company was required by the relevant tax authority to settle the EIT for 2007 at a rate of 33%. To date, the Company has not been requested by the tax authorities to pay additional EIT in respect of any years prior to 2007. There were no further developments on this matter during the year ended 31 December 2015. No provisions were made in the financial statements as at 31 December 2015 for this uncertainty because the management believes it is not probable for the Group to be required to pay additional EIT for years prior to 2007.

(v)	Recognition of deferred tax assets

There are many transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business. Significant judgment is required from the Group in determining the provision for income taxes in each of these jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets are recognized in respect of temporary deductible differences and the carrying forward of unused tax losses. Management recognizes deferred tax assets only to the extent that it is probable that future taxable profit will be available against the assets which can be realized or utilized. At the end of each Reporting Period, the management assesses whether previously unrecognized deferred tax assets should be recognized. The Group recognizes a previously unrecognized deferred tax asset to the extent that it is probable that future taxable profit will allow the deferred tax asset to be utilized. In addition, management assesses the carrying amount of deferred tax assets that are recognized at the end of each Reporting Period. The Group reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available for the deferred tax asset to be utilized.

In making the assessment of whether it is probable the Group will realize or utilize the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilize the deferred tax assets recognized at 31 December 2015, the Group would need to generate future taxable income of at least RMB284 million. Based on the estimated forecast and historical experience, management believes that it is probable that the Group will generate sufficient taxable income before the unused tax losses expire.

5.3	Comparison and Analysis of Results of the Company’s Operations (Prepared under IFRS)

5.3.1	Summary

The following table sets forth the Group’s sales volumes and net sales (net of sales taxes and surcharges) for the years indicated:

	For the Years ended 31 December
	2015			2014			2013
	Sales	Net		Sales	Net		Sales	Net
	Volume	Sales	%	Volume	Sales	%	Volume	Sales	%
	(’000	(RMB	of	(’000	(RMB	of	(’000	(RMB	of
	tons)	Million)	Total	tons)	Million)	Total	tons)	Million)	Total

Synthetic fibres	222.2	2,328.2	3.5	228.7	2,891.5	3.1	250.8	3,220.5	3.1
Resins and plastics	1,316.0	9,992.2	14.9	1,321.4	12,489.4	13.5	1,506.7	14,268.4	13.5
Intermediate petrochemicals	2,162.1	9,332.0	13.9	1,968.9	12,391.0	13.4	2,545.0	18,430.8	17.5
Petroleum products	9,268.9	30,802.0	45.9	9,305.3	49,259.5	53.1	10,391.5	57,419.8	54.4
Trading of petrochemical products	—	13,718.2	20.5	—	14,791.0	15.9	—	11,157.6	10.6
Others	—	864.6	1.3	—	902.6	1.0	—	1,006.1	0.9

Total	12,969.2	67,037.2	100.0	12,824.3	92,725.0	100.0	14,694.0	105,503.2	100.0

The following table sets forth a summary statement of the Group’s consolidated income statement for the years indicated (prepared under IFRS):

	For the Years ended 31 December
	2015		2014		2013
		%		%		%
	RMB	of Net	RMB	of Net	RMB	of Net
	Million	sales	Million	sales	Million	sales

Synthetic fibres
Net sales	2,328.2	3.5	2,891.5	3.1	3,220.5	3.1
Operating expenses	(2,684.6)	(4.0)	(3,473.4)	(3.7)	(3,823.4)	(3.6)

Segment loss from operations	(356.4)	(0.5)	(581.9)	(0.6)	(602.9)	(0.5)

Resins and plastics
Net sales	9,992.2	14.9	12,489.4	13.5	14,268.4	13.5
Operating expenses	(8,773.6)	(13.1)	(12,820.9)	(13.8)	(15,034.7)	(14.3)

Segment profit/(loss) from operations	1,218.6	1.8	(331.5)	(0.3)	(766.3)	(0.8)

Intermediate petrochemicals products
Net sales	9,332.0	13.9	12,391.0	13.4	18,430.8	17.5
Operating expenses	(8,375.2)	(12.5)	(12,259.2)	(13.2)	(17,366.8)	(16.5)

Segment profit from operations	956.8	1.4	131.8	0.2	1,064.0	1.0

Petroleum products
Net sales	30,802.0	45.9	49,259.5	53.1	57,419.8	54.4
Operating expenses	(28,939.7)	(43.1)	(49,288.8)	(53.2)	(55,242.6)	(52.3)

Segment profit/(loss) from operations	1,862.3	2.8	(29.3)	(0.1)	2,177.2	2.1

Trading of petrochemical products
Net sales	13,718.2	20.5	14,791.0	15.9	11,157.6	10.6
Operating expenses	(13,703.0)	(20.5)	(14,724.9)	(15.9)	(11,052.1)	(10.5)

Segment profit from operations	15.2	0.0	66.1	0.0	105.5	0.1

	For the Years ended 31 December
	2015		2014		2013
		%		%		%
	RMB	of Net	RMB	of Net	RMB	of Net
	Million	sales	Million	sales	Million	sales

Others
Net sales	864.6	1.3	902.6	1.0	1,006.1	0.9
Operating expenses	(652.2)	(1.0)	(745.7)	(0.8)	(791.3)	(0.7)

Segment profit from operations	212.4	0.3	156.9	0.2	214.8	0.2

Total
Net sales	67,037.2	100.0	92,725.0	100.0	105,503.2	100.0
Operating expenses	(63,128.3)	(94.2)	(93,312.9)	(100.6)	(103,310.9)	(97.9)

Profit/(loss) from operations	3,908.9	5.8	(587.9)	(0.6)	2,192.3	2.1

Net finance (costs)/income	(243.8)	(0.4)	(359.7)	(0.4)	121.7	0.1
Share of profit of associates and jointly controlled entities	572.1	0.9	57.7	0.1	130.7	0.1

Profit/(loss) before taxation	4,237.2	6.3	(889.9)	(1.0)	2,444.7	2.3
Income tax	(926.8)	(1.4)	214.1	0.2	(379.2)	(0.3)

Profit/(loss) for the year	3,310.4	4.9	(675.8)	(0.7)	2,065.5	2.0

Attributable to:
Equity shareholders of the Company	3,274.3	4.8	(692.2)	(0.7)	2,055.3	1.9
Non-controlling interests	36.1	0.1	16.4	0.0	10.2	0.1

Profit/(loss) for the year	3,310.4	4.9	(675.8)	(0.7)	2,065.5	2.0

5.3.2	Comparison and Analysis

The year ended 31 December 2015 compared to the year ended 31 December 2014.

5.3.2A	Operating results

1)	Net sales

In 2015, net sales of the Group amounted to RMB67,037.2 million, representing a decrease of 27.70% from RMB92,725.0 million over the previous year. For the year ended 31 December 2015, among the Group’s synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products, the weighted average prices (excluding tax) of synthetic fibers, resins and plastics, intermediate petrochemical products and petroleum products decreased by 17.13%, 19.67%, 31.42% and 37.22% over the previous year, respectively.

(i)	Synthetic fibres

In 2015, the Group’s net sales for synthetic fibers amounted to RMB2,328.2 million, representing a decrease of 19.48% compared with RMB2,891.5 million in the previous year. The decrease in sales was mainly due to the decline in unit price of synthetic fibers, driven by the decline in crude oil price, and also due to the decline in sales volume because of the continued sluggish downstream demand and under-performing initiatives in raw material procurement. Sales volume for synthetic fibers fell 2.84% compared with the previous year, while weighted average sales price fell 17.13%. In particular, the weighted average sales price of acrylic fiber, the principal product of synthetic fibers of the Group, decreased by 18.53%, while the weighted average sales price of polyester fiber decreased by 21.53% over the previous year. Sales of acrylic fiber and polyester fiber accounted for 83.33% and 12.40% of the total sales of synthetic fibers, respectively.

Net sales of synthetic fiber products accounted for 3.5% of the Group’s total net sales in 2015, up 0.4 percentage points as compared to the previous year.

(ii)	Resins and plastics

The Group’s net sales of resins and plastics amounted to RMB9,992.2 million in 2015, representing a decrease of 19.99% as compared with RMB12,489.4 million over the previous year. The decrease in net sales was mainly attributable to the decrease in unit price of resin and plastics, driven by the decline in crude oil unit price. The sales volume of resins and plastics decreased by 0.41%, while weighted average sales price fell 19.67%. In particular, the weighted average sales price of polyethylene, polypropylene and polyester pellet decreased by 13.67%, 24.68% and 23.14%, respectively. Sales of polyethylene, polypropylene and polyester pellet accounted for 33.71%, 33.67% and 15.35% of the total sales of resins and plastics, respectively.

Net sales of resins and plastics accounted for 14.9% of the Group’s total net sales in 2015, up 1.4 percentage points as compared to the previous year.

(iii)	Intermediate petrochemicals

The Group’s net sales of intermediate petrochemical products amounted to RMB9,332.0 million in 2015, representing a decrease of 24.69% as compared with RMB12,391.0 million in 2014. This was mainly due to the decline in the price of intermediate petrochemical products resulted from the decrease of 31.42% in their weighted average sales price, as their unit price was driven down by the drop of crude oil unit price. Meanwhile, taking advantage of low cost, downstream business achieved satisfying operating results, with an increase of 9.81% in sales volume as compared to the previous year. Among the intermediate petrochemicals, the weighted average sales prices of paraxylene, butadiene, ethylene oxide, benzene and glycol decreased by 31.65%, 28.24%, 25.86%, 42.47% and 14.45%, respectively. Sales of paraxylene, butadiene, ethylene oxide, benzene and glycol accounted for 25.47%, 6.36%, 11.84%, 15.98% and 16.82% of the total sales of intermediate petrochemicals, respectively.

Net sales of intermediate petrochemicals accounted for 13.9% of the Group’s total net sales in 2015, representing an increase of 0.5 percentage points compared with the previous year.

(iv)	Petroleum products

The Group’s net sales of petroleum products amounted to RMB30,802.0 million in 2015, representing a decrease of 37.47% as compared with RMB49,259.5 million in the previous year, which was mainly attributable to the drop in prices of refined oil in China driven by the decline in crude oil unit price. The weighted average sales price of major products decreased by 37.22%, while sales volume decreased by 0.39% as compared to last year.

Net sales of petroleum products accounted for 45.9% of the Group’s total net sales in 2015, representing a decrease of 7.2 percentage points compared with the previous year.

(v)	Trading of petrochemical products

The Group’s net sales of the trading of petrochemical products amounted to RMB13,718.2 million in 2015, representing a decrease of 7.25% as compared with RMB14,791.0 million in the previous year. The decrease in net sales was mainly attributable to the reduction of unit price of all major petrochemical products in view of the global oil price and market conditions.

Net sales of trading of petrochemical products accounted for 20.5% of the Group’s total net sales in 2015, representing an increase of 4.6 percentage points compared with the previous year.

(vi)	Others

The Group’s net sales of others amounted to RMB864.6 million in 2015, representing a decrease of 4.21% as compared with RMB902.6 million in the previous year. This decrease in net sales was mainly attributable to the decline in income from disposal of scrap materials.

Net sales of other products accounted for 1.3% of the Group’s total net sales in 2015, representing an increase of 0.3 percentage point as compared with the previous year.

2)	Operating expenses

The Group’s operating expenses comprise cost of sales, selling and administrative expenses, other operating expenses and other operating income.

Operating expenses of the Group slightly decreased by 32.35% from RMB93,312.9 million in 2014 to RMB63,128.3 million in 2015. The operating expenses involving synthetic fibers, resins and plastics, intermediate petrochemicals, petroleum products, trading of petrochemical products and others were RMB2,684.6 million, RMB8,773.6 million, RMB8,375.2 million, RMB28,939.7 million, RMB13,703.0 million and RMB652.2 million, representing a decrease of 22.71%, 31.57%, 31.68%,

41.29%, 6.94% and 12.54% respectively.

The Group’s operating expenses involving synthetic fibers, resins and plastics, intermediate petrochemicals, petroleum products, trading of petrochemical products and others decreased compared with the previous year, primarily due to the decline in cost of raw materials driven by the drop in crude oil price, which greatly lowered the cost of sales.

•	Cost of sales

The Group’s cost of sales amounted to RMB62,757.1 million in 2015, down 32.45% from RMB92,910.1 million in 2014. Cost of sales accounted for 93.62% of net sales for 2015. The decrease in cost of sales was due to the drop in unit price of crude oil for the period.

•	Selling and administrative expenses

The Group’s selling and administrative expenses amounted to RMB600.9 million in 2015, representing an increase of 6.50% as compared with RMB564.2 million for the previous year, mainly due to an increase in provision for impairment of fixed assets.

•	Other operating income

The Group’s other operating income amounted to RMB234.9 million in 2015, representing a decrease of 10.21% compared with RMB261.6 million in the previous year. The decrease in other operating income was mainly attributable to the receipt of refunds relating to local education surcharge of RMB101 million in 2015, down RMB23 million from the last year.

•	Other operating expenses

The Group’s other operating expenses were RMB33.9 million in 2015, representing a decrease of 66.17% compared with RMB100.2 million in the previous year. This was mainly due to the reduction of the exchange loss of RMB22 million relevant to the production and operation, and the reduction of the loss on fixed assets disposal of RMB33.8 million.

3)	Profit/(loss) from operations

The Group’s profit from operations amounted to RMB3,908.9 million in 2015, representing an increase of RMB4,496.8 million as compared with a loss from operations of RMB587.9 million in the previous year. In 2015, costs for all segments dropped drastically from last year as a result of the falling world crude oil price. Despite the subsequent decline in unit price of finished products, the unit purchase price of raw materials dropped to a larger extent than the unit price of finished products due to the production cycle and value added, leading to a significant growth in profit from operations as compared to last year.

(i)	Synthetic fibers

In 2015, the Group’s operating loss for synthetic fibers amounted to RMB356.4 million, representing a decrease of RMB225.5 million compared with the operating loss of RMB581.9 million in the previous year. The decrease was mainly attributable to the significant decline in the cost of raw materials of synthetic fiber products, which resulted in higher gross profit and lower loss amid sluggish market demand.

(ii)	Resins and plastics

In 2015, the Group’s operating profit for resins and plastics amounted to RMB1,218.6 million, representing an increase of RMB1,550.1 million from the operating loss of RMB331.5 million in the previous year. The increase in operating profit was mainly attributable to the significantly lower costs of raw materials driven down by the decrease in world crude oil price. The relatively stable market demand together with the stiff price of products, in particular polyethylene, against the general price decline in the chemical industry, led to a 31.57% decrease in operating expenses and a turnaround from loss.

(iii)	Intermediate petrochemicals

In 2015, the Group’s operating profit for intermediate petrochemicals amounted to RMB956.8 million, representing an increase of RMB825.0 million as compared with RMB131.8 million in the previous year. This was mainly attributable to a decrease of RMB3,059.0 million in net sales of intermediate petrochemicals, while the operating expenses were down by RMB3,884.0 million, leading to a profit growth as compared to last year.

(iv)	Petroleum products

In 2015, the Group’s operating profit for petroleum products amounted to RMB1,862.3 million, representing an increase of RMB1,891.6 million as compared with the operating loss of RMB29.3 million in 2014. Such operating profit was mainly attributable to the decrease of RMB18,457.5 million in net sales of petroleum products, while the operating expenses was down by RMB20,349.1 million, which gave profit for the period.

(v)	Trading of petrochemical products

In 2015, the Company’s operating profit for trading of petrochemical products amounted to RMB15.2 million, representing a decrease of RMB50.9 million as compared with RMB66.1 million for the previous year. This was mainly attributable to a decrease of RMB1,072.8 million in net sales of the trading business, while the operating expenses was down by RMB1,021.9 million, leading to a lower profit as compared to last year.

(vi)	Others

In 2015, the Group’s operating profit of other products amounted to RMB212.4 million, representing an increase of 35.37% compared with RMB156.9 million in the previous year. This was mainly attributable to a decrease of RMB38.0 million in net sales of other products, while operating expenses fell by RMB93.5 million, which led to a profit growth.

4)	Net finance income/(costs)

The Group’s net finance costs were RMB243.8 million in 2015, RMB115.9 million lower than the net finance costs of RMB359.7 million in 2014. This was mainly due to the repayment of long term borrowings and certain short term borrowings by the Group during the Reporting Period, which lowered the interest expense for 2015 to RMB211.9 million from RMB374.6 million for 2014.

5)	Profit/(loss) before taxation

The Group’s profit before taxation was RMB4,237.2 million in 2015, representing an increase of RMB5,127.1 million as compared with the loss before taxation of RMB889.9 million in the previous year.

6)	Income tax

The Group’s income tax expense amounted to RMB926.8 million in 2015, while the Group’s income tax expense was RMB214.2 million in the previous year. This was primarily attributable to the payment of current income tax due to profit recorded during the year.

In accordance with the PRC Enterprise Income Tax Law (amended) which took effect from 1 January 2008, the income tax rate of the Group in 2015 was 25% (2014: 25%).

7)	Profit/(loss) for the year

The Group’s profit after taxation for the year was RMB3,310.4 million, representing an increase of RMB3,986.2 million as compared with loss after taxation of RMB675.8 million for the previous year.

5.3.2B	Liquidity and Capital Sources

The Group’s primary sources of capital are operating cash inflows and loans from unaffiliated banks. The Group’s primary uses of capital are costs of goods sold, other operating expenses and capital expenditure.

1)	Capital Sources

(i)	Net cash flow generated from operating activities

The Group’s net cash inflows from operating activities amounted to RMB4,932.8 million in 2015, representing an increase in cash inflows of RMB1,270.4 million as compared with net cash inflows of RMB3,662.4 million in the previous year. In particular, due to (1) the Group recorded profit from operation during the Reporting Period, net cash inflows from profit before taxation (net of depreciation and impairment losses on property, plant and equipment) amounted to RMB6,009.5 million in 2015, representing an increase of RMB4,959.7 million in cash inflows as compared with net cash inflows of RMB1,049.8 million in the previous year, (2) the Group’s decreased inventory balance as at the end of the period led to an increase in operating cash flow of RMB1,752.5 million in 2015 (compared with an increase in operating cash flow of RMB3,108.5 million in the previous year due to decreased inventory balance at the end of the previous year), (3) the decrease in operating payables as at the end of the period led to a decrease in operating cash flow of RMB1,451.7 million in 2015 (as compared to an increase in operating cash flow of RMB1,255.2 million as a result of an increase in operating payables in the corresponding period of the previous year).

(ii)	Borrowings

The total borrowings of the Group at the end of 2015 amounted to RMB2,070.0 million, representing a decrease of RMB3,640.9 million as compared with the end of the previous year, of which short-term borrowings decreased by RMB2,008.2 million and long-term borrowings decreased by RMB1,632.7 million.

The Group managed to maintain its asset-to-liability ratio at a safe level by strengthening its management of liabilities (such as borrowings) and by enhancing control over financing risks. The Group generally does not experience any seasonality in borrowings. However, due to the nature of the Group’s capital expenditure plan, long-term bank loans can be suitably arranged in advance of expenditures, while short-term borrowings are used to meet operational needs. The terms of the Group’s existing borrowings do not restrict its ability to pay dividends on its shares

2)	Liability-to-asset ratio

As of 31 December 2015, the Group’s liability-to-asset ratio was 27.77% (2014: 45.73%). The ratio is calculated using this formula: total liabilities/ total assets multiply by 100%.

5.3.2C	Research and Development, Patents and Licenses

The Group includes a number of technology development units, including the Petrochemical Research Institute, the Plastics Research Institute, the Polyester Fiber Research Institute, the Acrylic Fiber Research Institute and the Environmental Protection Research Institute. These units are charged with various research and development tasks in respect of new technology, new products, new production processes and equipment, as well as environmental protection. The Group’s research and development expenditures for the years ended 2013, 2014 and 2015 were RMB67.3 million, RMB43.6 million and RMB87.6 million, respectively. The increase in research and development expenditure over the year was mainly attributable to the higher expenses of raw materials and ancillary materials consumption related to research as well as the growth in travelling allowances.

The Group was not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts, or new production processes.

5.3.2D	Off-Balance Sheet Arrangements

Please refer to note 32 to the financial statements prepared under IFRS in the full text of this annual report for details of the Group’s capital commitments. The Group did not provide any guarantee to outside parties during the Reporting Period.

5.3.2E	Contractual Obligations

The following table sets forth the Group’s obligations to repay loan principal in future as at 31 December 2015:

	As at 31 December 2015 payment due by period
	Total (RMB’000)	Within 1 year (RMB’000)	After 1 year but within 2 years (RMB’000)	After 2 year but within 5 years (RMB’000)

Contractual obligations
Short term borrowings	2,070,000	2,070,000	—	—
Long term borrowings	—	—	—	—

Total contractual obligations	2,070,000	2,070,000	—	—

5.3.2F	Analysis of Performance and Results of the Companies in Which the Company Has Controlling Interests or Investment Interests during the Reporting Period

As at 31 December 2015, the Company had more than 50% equity interest in the following principal subsidiaries:

Company name	Place of registration	Principal activities	Place for principal activities	Type of legal person	Percentage of equity held by the Company (%)	Percentage of equity held by the Group (%)	Registered capital (’000)		Profit/ (loss) for the year 2015 (RMB’000)

Shanghai Petrochemical Investment Development Company Limited	China	Investment management	China	Limited company	100	100	RMB	1,000,000	39,288

China Jinshan Associated Trading Corporation	China	Import and export of petrochemical products and equipment	China	Limited company	67.33	67.33	RMB	25,000	9,991

Shanghai Jinchang Engineering Plastics Company Limited	China	Production of polypropylene compound products	China	Limited company	—	74.25	US$	9,154	24,967

Shanghai Golden Phillips Petrochemical Company Limited	China	Production of polypropylene products	China	Limited company	—	60	US$	50,000	57,863

Zhejiang Jin Yong Acrylic Fibre Company Limited	China	Production of acrylic fibre products	China	Limited company	75	75	RMB	250,000	–34,148

Shanghai Golden Conti Petrochemical Company Limited	China	Production of petrochemical products	China	Limited company	—	100	RMB	545,776	–28,199

Shanghai Jinmao International Trading Company Limited	China	Import and export of petrochemical products and equipment	China	Limited company	—	67.33	RMB	20,000	12,630

None of the subsidiaries has issued any debt securities.

The Group’s equity interests in its associates comprised an equity interest of 38.26%, amounting to RMB1,120.9 million, in Shanghai Chemical Industry Park Development Co., Ltd., a company incorporated in the PRC; and an equity interest of 20%, amounting to RMB1,778.8 million, in Shanghai Secco Petrochemical Company Limited, a company incorporated in the PRC. The principal business of Shanghai Chemical Industry Park Development Co., Ltd. includes planning, developing and operating the Chemical Industry Park in Shanghai, while the principal business of Shanghai Secco Petrochemical Company Limited is the production and distribution of petrochemicals.

(1)	Explanation of profits of major controlled companies and share-holding companies affecting more than 10% of the net profit of the Group

In 2015, as the cost of raw materials decreased dramatically and the gross profits of petrochemical products increased, Shanghai Secco Petrochemical Company Limited recorded an operation revenue of RMB23,849 million, profit after tax reached to RMB2,185.3 million, among which RMB437.1 million attributed to the Company.

(2)	Explanation of operations of major controlled companies and shareholding companies with a 30% or more year-on-year change in operational performance

a.	In 2015, operational performance of China Jinshan Associated Trading Corporation decreased by 54.43% year-on-year, mainly because it began LNG operations when the market price of LNG was in decline, resulting in a big loss and affecting the full year results.

b.	In 2015, operational performance of Shanghai Jinchang Engineering Plastics Company Limited increased by 242.06% year-on-year, mainly because the falling price of polypropylene, a raw material, and the recovery of downstream industries, resulting in a remarkable increase in operational performance.

c.	In 2015, operational performance of Shanghai Golden Phillips Petrochemical Company Limited increased by 250.98% year-on-year, mainly due to the constant fall of international oil prices leading to the decrease in prices of chemical raw materials, which resulted in a huge decrease in cost and increase in profit.

d.	In 2015, operational performance of Shanghai Jinmao International Trading Company Limited increased by 383.72% year-on-year, mainly because that Shanghai Jinmao International Trading Company Limited was newly established in the second half of 2014 and experienced a big expansion in business in 2015 with revenue doubling over the last year, resulting in a big increase in profits.

5.3.2G	Major Suppliers and Customers

The Group’s top five suppliers in 2015 were China International United Petroleum & Chemical Co., Ltd., Sinochem Oil Co., Ltd., Shanghai Secco Petrochemical Company Limited, CNOOC-SINOPEC United International Trading Co., Ltd and Sinochem Industries Co., Ltd.. Total procurement costs involving these suppliers, which amounted to RMB32,684 million, accounted for 55.38% of the total procurement costs of the Group during the year ended 31 December 2015. The procurement costs from the largest supplier amounted to RMB22,991 million, representing 38.96% of the total costs of purchases by the Group during the year ended 31 December 2015.

The Group’s top five customers in 2015 were East China Branch of Sinopec Sales Company Limited, Sinopec Refinery Product Sales Company Limited, Jiaxing Petrochemical Company Limited, Shanghai Chilor-alkali Chemical Co., Ltd. and Sinopec Chemical Sales Company. Total sales to these customers amounted to RMB46,825.5 million, representing 57.95% of the Group’s total turnover during the year ended 31 December 2015. Sales to the Group’s largest customer amounted to RMB39,657.3 million, representing 49.08 % of the Group’s total turnover during the year ended 31 December 2015.

To the knowledge of the Board, in relation to the suppliers and customers listed above, none of the Directors (or their associates) or shareholders of the Company had any interest in Sinochem Oil Co., Ltd., Sinochem Industries Co.,Ltd., Jiaxing Petrochemical Company Limited and Shanghai Chilor-alkali Chemical Co., Ltd.. China International United Petroleum & Chemical Co. Ltd., East China Branch of Sinopec Sales Company Limited, Sinopec Chemical Sales Company Limited and Sinopec Refinery Product Sales Company Limited are subsidiaries of China Petroleum & Chemical Corporation, the controlling shareholder of the Company. China International United Petroleum & Chemicals Co., Ltd. owns a 40% equity interest in CNOOC-Sinopec United International Trading Co., Ltd.. China Petroleum & Chemical Corporation and the Company own 30% and 20% equity interests in Shanghai Secco Petrochemical Company Limited, respectively.

5.4	Discussion and Analysis of the Company’s Operation (prepared under CAS)

5.4.1	Analysis of the Company’s Major Business

5.4.1A	Analysis of Changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement

Unit: RMB’000

	For the years ended 31 December
Item	2015	2014	Change (%)

Operating income	80,803,422	102,182,861	–20.92
Operating costs	60,089,297	90,046,890	–33.27
Selling and distribution expenses	516,943	544,227	–5.01
General and administrative expenses	2,667,413	2,666,597	0.03
Financial expenses – net	254,114	391,625	–35.11
Net cash inflow from operating activities	5,143,397	4,039,919	Increased inflow of 27.31%
Net cash inflow from investing activities (“-” for net outflow)	–438,985	–910,104	Decreased outflow of 51.77%
Net cash inflow from financing activities (“-” for net outflow)	–3,906,275	–2,983,972	Increased outflow of 30.91%
Research and development expenditures	87,629	43,569	101.13

Analysis of Major Changes in the Consolidated Income Statement

Unit: RMB’000

	For the years ended 31 December		Increase/ decrease amount	Change (%)	Major reason for change
Item	2015	2014

Operating income	80,803,422	102,182,861	–21,379,439	–20.92	Dramatic decrease in price of main products

Operating costs	60,089,297	90,046,890	–29,957,593	–33.27	Dramatic decrease in cost of raw materials

Business taxes and surcharges	13,710,933	9,401,283	4,309,650	45.84	Increase in consumption tax rate

Financial expenses – net	254,114	391,625	–137,511	–35.11	Decrease in interest on borrowings

Asset impairment loss	95,625	224,039	–128,414	–57.32	Decrease in inventory depreciation reserves

Investment income	599,189	54,145	545,044	1,006.64	Revenue increase in associated and joint enterprises

Operating profit (“-” for loss)	4,068,286	–1,037,655	5,105,941	N/A	Major decrease in raw material costs and increase in gross profit

Total profit (“-” for loss)	4,208,729	–914,149	5,122,878	N/A	Major decrease in raw material costs and increase in gross profit

Net profit (“-” for loss)	3,281,952	–699,965	3,981,917	N/A	Major decrease in raw material costs and increase in gross profit

Income tax expenses	926,777	–214,184	1,140,961	N/A	Profit recorded this year

Analysis of Major Changes in the Cash Flow Statement

Unit: RMB’000

	For the years ended 31 December		Increase/ decrease amount	Change %	Major reason for change
Item	2015	2014

Net cash inflow from operating activities	5,143,397	4,039,919	Increase inflow of 1,103,478	Increase inflow of 27.31%	Recorded profit this year

Net cash inflow from investing activities (“-” for net outflow)	–438,985	–910,104	Decrease outflow of 471,119	Decrease outflow of 51.77%	Decrease of long-term assets purchase expenditure of the year

Net cash inflow from financing activities (“-” for net outflow)	–3,906,275	–2,983,972	Increase outflow of 922,303	Increase outflow of 30.91%	Increase in the cash flow generated from operating activities, returned borrowings

5.4.1B	Operating Income

1)	Analysis of Changes in Operating Income

The weighted average prices (VAT excluded) of the Group’s synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products fell by 17.13%, 19.67%, 31.42% and 37.22% respectively, resulting in a lower operating income in 2015 compared with the previous year.

2)	Major Customers

Please refer to 5.3.2.G for details of major customers of the Group.

5.4.1C	Operating Costs

1)	Analysis of Operating Costs

Operating costs of the Group amounted to RMB60,089,3 million in 2015, representing a decrease of 33.27% as compared with RMB90,046.9 million in 2014, which was mainly due to a decrease in the price of raw materials.

The following table sets forth the details of the operating costs during the Reporting Period:

	For the years ended 31 December
	2015		2014
	RMB Million	% of Total	RMB Million	% of Total	Change (%)

Cost of raw materials
Crude oil	32,390.7	53.90	59,559.8	66.14	–45.62
Ancillary materials	9,092.6	15.13	11,865.4	13.18	–23.37
Depreciation and amortisation	1,659.0	2.76	1,876.7	2.08	–11.60
Staff costs	1,570.4	2.61	1,655.1	1.84	–5.12
Costs of merchandise	13,573.2	22.59	14,586.0	16.20	–6.94
Others	1,803.4	3.01	503.9	0.56	257.89

Total	60,089.3	100.00	90,046.9	100.00	–33.27

2)	Major Suppliers

Please refer to 5.3.2.G for details of major suppliers of the Group.

5.4.1D	Expenses

Please refer to Analysis of Major Changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement in 5.4.1.A for the analysis of expenses changes during the Reporting Period.

5.4.1E	Research and Development Expenditure

Unit: RMB’000

Expensed R&D expenditure during the Reporting Period	87,629
Capitalised R&D expenditure during the Reporting Period	—

Total	87,629

% of Operating income	0.11

% of capitalised R&D expenditure	—

Please refer to 5.3.2.C for details of Research and Development, Patents and Licenses of the Group.

5.4.1F	Cash Flow

Please refer to Analysis of Major Changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement in 5.4.1.A for details of the changes in cash flow statement items.

5.4.2	Analysis of Business Operations by Segment, Product and Geographical Location

5.4.2A	Principal operations by segment or product

By segment or product	Operating income (RMB’000)	Operating costs (RMB’000)	Gross profit/(loss) margin (%)	Increase/ decrease of operating income as compared to the previous year (%)	Increase/ decrease of operating costs as compared to the previous year (%)	Increase/ decrease of gross profit margin as compared to the previous year (percentage point)

Synthetic fibres	2,397,015	2,368,244	1.20	–18.35	–24.37	7.87
Resins and plastics	10,241,960	7,921,164	22.66	–19.06	–33.95	17.43
Intermediate petrochemicals	9,607,799	7,223,860	24.81	–23.63	–34.89	13.00
Petroleum products	43,894,359	28,377,878	35.35 Note	–24.64	–41.61	18.80
Trading of petrochemical products	13,719,716	13,573,180	1.07	–7.25	–6.94	–0.33
Others	942,573	624,971	33.70	–3.48	–2.09	–0.94

Note:	Gross profit margin is calculated according to the price of petroleum products, which includes consumption tax. Gross profit margin of petroleum products after deducting consumption tax amounted to 11.45%.

5.4.2B	Principal operations by geographical location

Unit: RMB’000

Geographical location	Operating income	Increase/decrease of operating income compared to the previous year (%)

Eastern China	71,649,836	–27.12%
Other regions in the PRC	5,055,064	98.07%
Exports	4,098,522	211.21%

5.4.3	Analysis of Assets and Liabilities

Unit: RMB’000

	As at 31 December 2015		As at 31 December 2014
Item	Amount	% of Total Asset	Amount	% of Total Asset	Change as between 31 December 2015 and 31 December 2014 (%)	Major reason for change
Cash at bank and on hand	1,077,430	3.84	279,198	0.90	285.90	Increase in cash inflows for operating activities

Notes receivable	1,007,373	3.59	1,372,277	4.41	–26.59	Decrease in revenue and operation receivables

Advances to suppliers	15,131	0.05	31,098	0.10	–51.34	Decrease in pre-paid purchase fund by the end of the Year

Interests receivable	2,491	0.01	76	0.00	3,177.63	Increase in bank deposit in the year, relatively ample cashflow

Dividend receivable	—	—	19,372	0.06	–100.00	Dividend received of the year

Other accounts receivable	29,050	0.10	51,771	0.17	–43.89	Decrease in export tax rebates receivable

Inventories	4,178,188	14.91	5,930,703	19.04	–29.55	Decrease in unit price of ending inventory

Long-term equity investment	3,471,139	12.39	3,106,262	9.97	11.75	Increase in net profit of joint enterprises

Projects under construction	722,520	2.58	542,878	1.74	33.09	Newly established projects under construction has not been completed

Long-term deferred expenses	359,487	1.28	602,451	1.93	–40.33	Amortization of the year

Deferred tax assets	71,045	0.25	915,069	2.94	–92.24	Recorded profit this year, calculating the deferred tax assets last year

Short-term borrowings	2,070,000	7.39	4,078,195	13.09	–49.24	Recorded profit this year, resulting a decrease in capital demand

Notes payable	—	—	11,714	0.04	–100.00	Decrease in operation-related notes payable as a result of adequate cash flow this year

Accounts payable	3,017,878	10.77	5,924,035	19.02	–49.06	Unit price of purchased goods decreased this year

Interests payable	1,890	0.01	9,037	0.03	–79.09	Decrease in borrowing balance at the end of the year

Other accounts payable	629,080	2.24	508,551	1.63	23.70	Increase in equipment and project funds payable and maintenance expense

Long-term borrowings	—	—	1,632,680	5.24	–100.00	Decrease in capital demand as a result of recorded profit this year

Deferred return	160,000	0.57	186,436	0.60	–14.18	Amortization of the year

5.5	Others

(1)	Group’s employees

Number of employees of the Company	10,842
Number of employees of the subsidiaries	1,190
Total number of employees of the Group	12,032
Number of retired workers who require the Group to bear the costs of retirement	17,078

Professionals structure and level of education of the Company’s employees

Category of Professionals	Number of employees

Production personnel	7,718
Sales staff	91
Technical staff	2,428
Financial officers	117
Administrative staff	1,678

Total	12,032

Level of education

Educational Attainment	Number of employees

College graduate or below	10,201
Undergraduate	1,647
Post-graduate and above	184

Total	12,032

(2)	Purchase, Sale and Investment

Save and except as disclosed in this annual report, there was no material purchase or sale of the Group’s subsidiaries or associates or any other material investments in 2015.

(3)	Pledge of assets

As at 31 December 2015, no fixed asset was pledged by the Group (31 December 2014: RMB nil)

5.6	Status of Holding Foreign Currency Financial Assets and Financial Liabilities

As at 31 December 2015, the Group held foreign-currency denominated bank deposits equivalent to RMB86,109,000.

5.7	Discussion and Analysis on Future Development

(1)	Industry competition and development trends

The global economy will remain complex and volatile in 2016. Amid the continuous moderate recovery in developed countries, the US economy is expected to enter into the expansionary cycle driven by re-industrialization, although emerging economies are still facing downward pressure.

China’s economic development faces uncertainties in the recovery of the global economy. Under the principle of upholding growth anchored in stability, China will advance its supply-side structural reform by focusing on reducing production capacity, inventories and leverage, lowering costs and replenishing laggards. Besides, efforts would be stepped up in enhancing the quality and effectiveness of development, and the GDP is anticipated to maintain a medium to high growth rate.

Ample supply is expected to persist in the international crude oil market. In the meantime, the moderate and slow global economic growth imposes a rather major recessionary pressure on emerging economies, which are more affected by changes in the demand for oil, and hence the growth in the demand for oil will be curbed. From the perspective of the supply side: the US oil production may ease; OPEC member countries are expected to maintain policies to secure their market shares; the global crude oil supply outstrips global demand, so the crude oil price is basically under pressure, and it is expected that world crude oil price will remain in the doldrums in 2016.

In this context, the domestic petroleum and petrochemical markets is facing a tougher external business environment. China will accelerate the opening up of the competitive businesses of natural monopolies in the industry, such as oil and natural gas. During the period of the “Thirteenth Five Year” period, petrochemical projects of tens of millions of tons will commence production and intensify the competitive pressure in the petrochemical industry. The central and Shanghai government have introduced a series of safety and environmental protection policies, which will increase the development pressure faced by petrochemical enterprises, while other factors will bring even greater challenges to the development and survival of traditional petrochemical enterprises, including the acceleration of quality upgrading for refined oil, new industrial technologies and extensive application of new materials.

(2)	Company Development Strategies

The Company has been focusing on its goal of establishing a refining and petrochemical enterprise which is “Leading domestically, First-class globally”. Taking into account the development status and trend of the global petrochemical industry, as well as the development trend of the oil and chemical products market domestically, especially in eastern China, we define our development strategy as follows: giving consideration to both cost-leadership and differentiation, paying equal attention to scale and specialty, laying special emphasis on cost-leadership and scaling up upstream, and on high value-added and refined products downstream, the Company aims to improve its competitiveness by bringing into full play its rather extensive product chain, product diversification and proximity to the market. In view of this development strategy, the Company has adopted the development concept of “expanding the refinery business, taking the lead in the petrochemical industry, and implementing the integration of refinery and petrochemical segments”. It is combining the resource optimization and development planning of enterprises in the Shanghai region, to further consolidate the three existing processing chains of refining, olefin and aromatic. The Company has also created a new development model of integrated refinery and petrochemical by using the concept of molecular refinery and molecular petrochemical to further enhance its economic returns.

(3)	Business plans

Under the complex and volatile market and prolonged severe operation environment in 2016, the Group will continue to adhere to the enhancement of development quality and effectiveness. Such approach would not only ensure the prevention of safety and environmental protection incidents and further enhance production and operation level, but would also deepen system optimization, lower costs and enhance efficiency, while realizing sustained promising operating results.

To achieve its business objectives in 2016, the Group will work hard in the following areas:

(i)	Continue safety and environmental protection works

The Group has established a comprehensive HSE accountability system and stringently implements various mechanisms to prevent the occurrence of any accidents. On top of optimizing its local corporate co-operation mechanism, the Group will edge up its efforts on hazards examination and on-site supervision in tandem with raising the safety level of its oil and gas pipelines. The Group will enhance its supervision of the entire process of HSE to continuously eliminate safety hazards. By establishing the work mechanism and management system of hazard and operability study (HAZOP), the Group will fully commence the risk assessment on HAZOP. Meanwhile, the Group will formulate the environmental protection accountability system in a detailed manner and implement such system to raise the awareness of environmental protection among its staff. The Group will continue to commence the examination of environmental protection hazards as well as its leak detection and repair (LDAR) work while enhancing monitoring of the environment. With strengthened management of waste water, waste solid and waste gas, focus will be attached to risk prevention and control of the water environment, and the construction of the incineration project for hazardous wastes will be advanced. The Group will enhance supervision and checks of occupational hygiene and optimize the on-site safety protection measures for production and operation, so as to safeguard occupational health.

(ii)	Ensure stable production

By enhancing the organization and co-ordination of refined management and of the production of material operations, the Group endeavors to improve the management of process technology and stringently monitors its operation while minimizing non-scheduled shut-downs. Focus will be placed on the modification and shut-down check and repair for production devices, so as to balance materials arrangement and to ensure the stable operation of the overall production system. Quality management and control will be enhanced while quality supervision throughout the whole process will be consolidated with a view to laying the foundation for stable production and operation. The Group will continue to deepen its quantitative patrol and examination work of its equipment, and enhance its management of equipment failure by strengthening examination and repair and quality management in a bid to ensure the perfect operation of equipment.

(iii)	Deepen the movement of system optimization and cost/expenditure reduction

Adhering to the practice of “Daily calculation of products’ marginal effectiveness and weekly identification of the corporate potential”, the Group will utilize its entire major product optimization model and enhance its tracking of marginal contribution from chemical devices, and will adjust the respective workload on a timely basis in accordance with the change of effectiveness. Based on the change in price of crude oil and refined oil products, the Group will optimize and adjust its refined oil product structure, while increasing the proportion and production volume of high-end gasoline. By continuous optimization of ethylene feedstock and utilization of SPYRO software for selecting the best raw ethylene structure, the Group aims to enhance the recovery rate of olefins and reduce the production cost of ethylene. The Group will adjust the raw materials for hydrogen production and fuel structure pursuant to the price of natural gas and liquefied gas, so as to reduce production costs. Apart from continuous cost control in the course of production and operation, efforts will be placed on cutting costs and expenses. The Group will strengthen financial risk prevention and control, further optimize finance structure, while enhancing research on fiscal tax policies and proactively taking advantage of the benefits under various taxation concessionary policies.

(iv)	Foster project construction, technological advancement and digitalization

Drawing on the strength of its existing corporate resources, the Group will organize and co-ordinate the upgrading and modification of its newly built projects and existing equipment. The Group will strengthen its efforts in handling hazards, energy conservation and emission reduction as well as investment in industry upgrading projects. Apart from gradually eliminating backward production capacity, progress on projects such as modification on the desulfurization of thermal boilers would be accelerated, and construction of projects such as “ultra low discharge & energy conservation” project in Congeneration Unit of Thermal Power Divisions, 300,000 tons of alkylation per year will be commenced. While ramping up scientific research and development, the Group will focus efforts on the implementation of key scientific research projects such as carbon fiber and catalyzed conversion of diesel and hydrogen, as well as technological development for new products, industrialization development and market expansion to adjust the product structure. The Group will further regulate the application of ERP, MES and LIMS, and integrate information technology into every aspect of corporate production. On top of the above, the Group will further expand the application of advanced process control (APC) system and facilitate the construction of digitalization projects, including the comprehensive statistics information system.

(v)	Strive to enhance internal management

The Group will optimize its corporate appraisal system and business flow by comprehensively optimizing procedures along the supply chain from crude oil to product. The Group aims to maximize its effectiveness and will refine its performance appraisal mode. While strengthening its staff team building and employee management, the Group optimizes its staff structure. Training is expanded to fully enhance the quality of staff. The establishment is consolidated of its corporate culture and great efforts are made at forging a harmonious and stable environment for corporate development.

(4)	Risk exposure in the Company’s future development

(i)	The cyclical characteristics of the petroleum and petrochemicals market and price volatility in crude oil and petrochemical products may have an adverse impact on the Group’s operations.

A large part of the Group’s operating income is derived from the sales revenue of refined oil and petrochemical products. Historically, such products have been cyclical in nature and relatively sensitive to macroeconomic changes. In addition to regional and global economic conditions, productivity and output, prices and supply of raw materials, consumer demand and prices and supply of substitutes also have an effect. From time to time, these factors have a major impact on the prices of the Group’s products in regional and global markets. Given the reduction of tariffs and other import restrictions as well as Chinese government’s relaxed control over the distribution and pricing of products, many of the Group’s products will increasingly be subject to the impact of the petrochemical cycle in regional and global markets. In addition, the prices of crude oil and petrochemical products will remain volatile, and uncertain. Higher crude oil prices and lower petrochemical products prices are likely to have an adverse impact on the Group’s business, operating results and financial condition.

(ii)	The Group may be exposed to risks associated with the procurement of imported crude oil and may not be able to pass on all increased costs due to rising crude oil price.

At present, the Group consumes a significant amount of crude oil for the production of petrochemical products. More than 90% of the crude oil required is imported. In recent years, crude oil prices have been subject to significant fluctuations due to a variety of factors, and the Group cannot rule out the possibility of any major unexpected event which may cause a suspension in crude oil supply. The Group has attempted to mitigate the effects of increased costs from rising crude oil prices by passing them on to customers, but the ability to do so is limited by market conditions, and government control over the pricing of refined oil products. Since there is a time-lag between increases in crude oil prices and increases in petrochemical product prices, higher costs cannot be totally offset by raising the selling prices. In addition, the State also imposes control over the distribution of some petroleum products within China. For instance, some of the Group’s petroleum products are required to be sold to designated customers (such as subsidiaries of Sinopec Corp). Hence, when crude oil prices are high, the higher costs might not be totally offset by raising the selling prices of the Group’s petroleum products.

(iii)	Substantial capital expenditures and financing requirements are required for the Group’s development plans, presenting a number of risks and uncertainties.

The petrochemical industry is a capital-intensive industry. The Group’s ability to maintain and raise income, net income and cash flows is closely connected with ongoing capital expenditures. The Group’s estimated capital expenditures is estimated to amount to approximately RMB1,700.0 million in 2016, which will be met by financing activities and by internal funding. The Group’s real capital expenditures may vary significantly due to the Group’s ability to generate sufficient cash flow from operations, investments and other factors that are beyond its control. Furthermore, there is no assurance as to the completion, cost or success of the Group’s capital projects.

The Group’s ability to secure external financing in the future is subject to a number of uncertainties which include the Company’s operating results, financial condition and cash flow in the future; China’s economic conditions and the market conditions for the Group’s products; financing costs and conditions of the financial market, and availability of government approval documents, as well as other risks associated with the development of infrastructure projects in China and so forth. The Group’s failure to secure sufficient financing required for its operations or development plans may have an adverse impact on the Group’s business, operating results and financial condition.

(iv)	The Group’s business operations may be affected by existing or future environmental protection regulations.

The Group is governed by a number of environmental protection laws and regulations in China. Waste products (waste water, waste gas and waste residue) are generated during the Group’s production operations. Currently the Group’s operations fully comply with all applicable Chinese environmental protection laws and regulations. However, the Chinese government has already enforced and may further enforce stricter environmental standards, and the Group cannot assure that the central or local governments will not issue more regulations or enforce certain stricter regulations which may cause the Group to incur additional expenses on environmental protection measures.

(v)	Changes in the monetary policy and fluctuations in the value of Renminbi may have an adverse impact on the Group’s business and operating results

The exchange rate of the Renminbi against the US Dollar and other foreign currencies may fluctuate and is subject to alterations due to changes on the Chinese political and economic scenes. In July 2005, the PRC government overhauled its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a certain band against a basket of certain foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar has fluctuated daily. In addition, the Chinese government has been under international pressure to further ease its exchange rate policy, and may as a result further change its currency policy. A small portion of our cash and cash equivalents is denominated in foreign currencies, including the US dollar. Any increase in the value of Renminbi against other currencies, including the US dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. On the other hand, most of our revenue is denominated in Renminbi, but a major part of our procurement of crude oil, certain equipment and certain debt repayments are denominated in foreign currencies. Any devaluation of Renminbi in the future will increase our costs and jeopardize profitability. Any devaluation of Renminbi may also have an adverse impact on the value of dividends payable in foreign currencies by the Group for H shares and American Depository Shares.

(vi)	Connected transactions may have an adverse impact on the Group’s business and economic efficiency.

The Group will, from time to time, continue to conduct transactions with the Group’s controlling shareholder Sinopec Corp, as well as other connected parties (subsidiaries or associates). These connected transactions include: provision of raw materials purchases, the agency sale of petrochemical products, construction, installation and engineering design services, petrochemical industry insurance services and financial services; and the Group’s sale of petroleum and petrochemical products to Sinopec Corp. and its connected parties. These connected transactions and services conducted by the Group are carried out under normal commercial terms and in accordance with the relevant agreements. However, if Sinopec Corp. and Sinopec Group refuse to conduct such transactions or revise the agreements between the Group and itself in a manner unfavorable to the Group, the Group’s business and business efficiency will be adversely impacted. Furthermore, Sinopec Corp. has an interest in certain sectors that are directly or indirectly competing with or which may compete with the Group’s business. Since Sinopec Corp. is the controlling shareholder of the Group and its own interests may conflict with those of the Group, it may act for its own benefit regardless of the Group’s interests.

(vii)	Risks associated with control by the majority shareholder.

Sinopec Corp., the controlling shareholder of the Company, owns 5,460,000,000 shares of the Company, which represents 50.56% of the total number of shares of the Company and gives it an absolute controlling position. Sinopec Corp. may, by using its controlling position, exercise influence over the Group’s production operations, funds allocations, appointment or removal of senior staff and so forth, thereby adversely impacting the Group’s production operations as well as minority shareholders’ interests.

5.8	Major Projects from Non-raised Capital

In 2015, the capital expenditure of the Group amounted to RMB800 million, representing a decrease of 26.54% compared with RMB1,089 million in 2014. Major projects include the following:

Major Project	Total project investment in RMB million	Project progress as at 31 December 2015

The EVA Project with a capacity of 100,000 tons/year	1,132	Preliminary

Desulfurization revamps for furnaces No. 1, No. 5 and No. 7 of the Thermal Power Division	167	Under construction

Project of upgrading the discharged waste water standard	134	Completed

Start up boilers flue gas desulfurization and denitrification in Olefins Division	81	Under construction

Renovation of No. 4 and No. 5 parking lots of chemical terminals in warehousing and transportation department	82	Completed

The Group’s capital expenditure for 2016 is estimated at approximately RMB1,700 million.

5.9	Plan for Profit Appropriation or Capital Reserve Capitalization

5.9.1	Disclosure of the Cash Dividend Policy and its Stipulation, Implementation or Amendment

The Company made amendments to its cash dividend policy in the Articles of Association. The proposed amendments to the Articles of Association were considered and approved at the 2013 Second Extraordinary General Meeting held on 11 December 2013. The proposed amendments’ appendices were approved by the State-owned Assets Supervision and Administration Commission of the State Council on 26 January 2014. According to Article 205 of the amended Articles of Association:

(1)	The Company should place emphasis on delivering reasonable return on investments to the investors. The Company shall pay due attention to the opinions of minority shareholders through various channels when allocating its profits. The profits distribution policy of the Company shall be durative and stable, taking into account the long-term interests of the Company, the overall interests of all shareholders and the Company’s sustainable development.

(2)	The Company may distribute dividends in the following forms: cash, shares or other forms approved by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company’s shares are listed. The Company shall give priority to the distribution of dividends in cash. The Company may make interim dividends distribution.

(3)	The Company shall distribute cash dividends when the parent Company’s net profit and retained earnings, in separate financial statement, are positive and the Company has adequate cash inflows over the requirements of cash outflows of operation and sustainable development. The company should pay dividend in cash. The total cumulative cash dividend for the most recent three years should not be less than thirty (30) percent of total distributable profit of the Company from the most recent three years.

(4)	The Company may adjust its profits distribution policy referred to in subparagraphs (2) and (3) of this Article in case of war, natural disasters or other force majeure events, or where changes to the external environment of the Company result in material impact on the production and operation of the Company, or where there are significant changes in the Company’s own operations or financial conditions, or where the Company’s board of directors considers it necessary. Independent directors shall issue independent opinions on the adjustment of the profits distribution policy whilst the board of directors shall discuss the rationale of such adjustment in detail and form a resolution which shall be submitted to shareholders’ meeting for approval by special resolution. The convening of the shareholders’ meeting shall comply with regulatory provisions in the place where the Company’s shares are listed.

(5)	The management of the Company shall formulate the annual profits distribution plan and submit such plan to the board of directors for consideration. Independent directors shall issue independent opinions on such plan and the board of directors shall form a resolution which shall be submitted for approval by shareholders’ meeting. If the conditions for the distribution of cash dividends have been satisfied and the Company does not propose a cash dividends distribution plan or does not propose such plan in compliance with the sub-paragraph (3) of this Article, independent directors shall issue independent opinions whilst the board of directors shall give specific explanation regarding such arrangement and form a resolution which shall be submitted to shareholders’ meeting for approval and make relevant disclosures. The plan for half-yearly dividend distribution of the Company shall comply with Article 213 of the Articles of Association.

5.9.2	Plan for Profit Appropriation or Capital Reserve Capitalisation for 2015

In 2015, the net profit attributable to equity shareholders of the Company amounted to RMB3,245,849,000 under CAS (net profit of RMB3,274,308,000 under IFRS). According to the annual profit distribution plan adopted by the Board on 16 March 2016, the Board proposed to distribute a dividend of RMB1.00 per 10 shares (including tax) based on the issued share capital of 10.8 billion shares as at 31 December 2015. The distribution plan will be implemented after approval of the annual general meeting.

5.9.3	Status of the Company’s Payment of Dividends, Capitalization of capital fund and Surplus Reserve Fund over the Past Three Years (Including the Reporting Period)

Unit: RMB’000

Year of paying dividends	Amount of bonus shares allocated every 10 shares (share)	Amount of dividends paid every 10 shares (RMB) (including tax)	Amount of transferred shares every 10 shares (share)	Amount of cash dividends (including tax) RMB’000	Net profit attributable to equity shareholders of the Company prepared under CAS for the Year (“-” for net loss) RMB’000	Percentage of net profit attributable to equity shareholders of the Company prepared under CAS for the Year (%)

2015	—	1.00	—	1,080,000	3,245,849	33.27

2014	—	—	—	—	–716,427	—

2013 Interim	1.64	0.50	3.36	360,000	2,003,545	44.92
Annual	0	0.50	—	540,000

5.10	The Company’s Disclosure on the fulfillment of its Corporate Social Responsibility

5.10.1	Fulfillment of social responsibility

For the disclosure of the Company’s social responsibility in 2015, please refer to the “Sinopec Shanghai Petrochemical Company Limited’s Fulfillment of Corporate Social Responsibility 2015” published by the Company on the website of the Shanghai Stock Exchange and the Hong Kong Stock Exchange.

5.10.2.	Description of the environmental protection situation of listed companies and their subsidiaries in heavily polluting industries, as required by the state environmental protection department regulations

The Company, as a manufacturing enterprise in the petrochemical industry, consistently places environmental protection as its first priority. It continues to receive ISO14001 Environmental Management System Certification. In January 2013, it received certifications verifying three standards in quality from the Shanghai Audit Center of Quality (GB/T 19001:2008), environment (GB/T 24001:2004) and occupational health and safety (GB/T28001:2011). On 29 November 2013, the continued use of the title “All-China Environmentally Friendly Enterprise” was approved.

In 2015, the Company set its goal to improve the environment in compliance with the environmental protection standards implemented by the Shanghai Municipality and the “Action Plan of the Municipal Government on Environment Improvement of Jinshan District”. It intensively launched the “Clear Water, Blue Sky” environmental protection project to improve the environment and took initiatives to reduce emissions. It established the environmental protection standard of the “three simultaneous activities”, namely to simultaneously with the main project design, construct and put into operation the facilities for the prevention and control of pollution and other damage to the environment for construction projects in order to keep on strengthening efforts on environmental protection.

The most crucial and fundamental way for a petrochemical enterprise to strengthen its environmental protection initiatives protect the environment, is to control and reduce the emission of hazardous substances. In 2015, the Company introduced advanced treatment to discharged waste water and phase 2 of the recycle project to control the emission volume of COD, bringing down reducing the total volume of COD for the year by 0.69% as compared to the previous year. Meanwhile, the Company raised the desulphurization efficiency and denitrifying efficiency of boilers of the thermoelectric division to cut total emission volume of sulfur dioxide and nitrogen oxides by 4.08% and 9.63% over the previous year, respectively. In 2015, both the compliance rate of the targets on waste water and waste gas emission was 100%, and all hazardous wastes were disposed properly.

In 2015, the Company proactively facilitated the implementation of its “Clear Water, Blue Sky” environmental protection project. After thorough examination of the existing environmental protection hazards imposed in different areas and production devices, the Company rationalized and formulated 36 environmental protection projects and invested approximately RMB1 billion in aggregate. In 2015, the Company implemented the “Clear Water, Blue Sky” project in an orderly manner to ensure the effectiveness of its environmental protection, and 22 projects of these have been completed and commenced operation throughout the year.

Thoroughly commence clean production: implementing clean production is a vital measure to protect the environment from the source of pollution. The Company implements clean production, which does not only enhances energy efficiency, but also reduces the total emission of pollutants. Upon the assessment by experts as arranged by Shanghai Clean Production Center in 2015, the Company passed the evaluation and acceptance of clean production organized by the Shanghai Environmental Protection Bureau.

Fully implement LDAR works and realize continuous emission reduction of volatile organic compounds (VOC). In 2015, the Company implemented LDAR work on various aspects such as its management system and organizational structure, and conducted on-site inspections and repair for hundreds of thousands of sealed spots of its oil refining and petrochemical devices. Following extensive research and study, the Company came to understand its total amount of VOC emissions, established a comprehensive VOC list and framework, unleashed the potential of emission reduction in terms of VOC governance and determined its emission reduction goal.

Undergo environment assessment, trial production, project examination and acceptance as well as rectification of “three simultaneous activities” issues on environmental protection for construction projects, and accomplish compliance with environmental protection. In 2015, the Company commenced preliminary environment assessment works on projects such as 100,000 tons per year EVA, and 5 of which have received the approval and official reply for environment assessment.

The Company also formulated its comprehensive environmental rectification and governance action plan in 2015 and established its environment supervision team for fully rationalizing its environment rectification and governance projects, which passed the environmental assessment and received approval.

6.	MAJOR EVENTS AND OTHERS

6.1	Share Option Incentive Scheme has been disclosed in announcement; without further updates or changes during implementation

Summary	For More details, please refer to

The fifth meeting of the Eighth Session of the Board of Directors considered and passed resolution on the “A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)” (“the Share Option Scheme”) and has approved the draft Scheme to be submitted for review by shareholders of the Company.	Published on 7 January, 2015 at China Securities Journal, Shanghai Securities News, Securities Times, uploaded to the websites of Shanghai Stock Exchange, The Stock Exchange of Hong Kong and the Company.

6.2	Connected Transactions in Relation to Daily Operations

Unit: RMB’000

Type of connected transactions	Connected parties	Annual cap for 2015	Transaction amount during the Reporting Period	Percentage of the total amount of the same type of transaction (%)

Mutual Product Supply and Sales Services Framework Agreement

Purchases of raw materials	Sinopec Group, Sinopec Corp. and its associates	91,444,000	30,926,316	57.14
Sales of petroleum products	Sinopec Corp. and its associates	75,678,000	41,731,401	51.65
Sales of petrochemical products	Sinopec Corp. and its associates	29,417,000	4,927,696	6.10
Property leasing	Sinopec Corp. and its associates	114,000	29,071	60.29
Agency sales of petrochemical products	Sinopec Corp. and its associates	305,000	112,245	100.00

Comprehensive Services Framework Agreement

Construction, installation and engineering design services	Sinopec Group and its associates	1,593,000	158,822	24.10
Petrochemical industry insurance services	Sinopec Group and its associates	190,000	117,914	95.80
Financial services	Sinopec Group and its associates	300,000	31,952	19.65

The transactions between the Company and Sinopec Group, Sinopec Corp. and its associates, as disclosed in Note 29 of the consolidated financial statement prepared under International Financial Reporting Standards in 2015 Annual Report of the Company, constituted connected transactions under Chapter 14A of the Hong Kong Listing Rules. The above-mentioned connected transaction and continuing connected transaction have also been disclosed in accordance with Chapter 14A of the Hong Kong Listing Rules.

6.3	Implementation of Code of Corporate Governance Practices

During the Reporting Period, the Company applied and complied with all principles and code provisions set out in the Corporate Governance Code (the “Code”) contained in Appendix 14 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Hong Kong Listing Rules”) except for certain exceptions from Code Provision A.2.1 as listed below.

Code provisions A.2.1: The roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing.

Deviation: Mr. Wang Zhiqing appointed as Chairman and President of the Company.

Reasons: Mr. Wang Zhiqing has extensive experience in the management of petrochemical production. Mr. Wong is the most suitable candidate to serve the positions of Chairman and President of the Company. For the time being, the Company has been unable to identify another person who possesses better or similar abilities and talent as Mr. Wang to serve any of the positions listed above.

6.4	Model Code for Securities Transactions

The Company has adopted and applied the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code for Securities Transactions”) as set out under Appendix 10 to Hong Kong Listing Rules to regulate securities transactions of the Directors and Supervisors. After making specific enquiries with all the Directors and Supervisors and having obtained written confirmations from each Director and Supervisor, the Company has not identified any Director or Supervisor who did not fully comply with the Model Code for Securities Transactions during the Reporting Period.

6.5	Purchase, sale and redemption of shares

There were no purchases, sales or redemptions made by the Group during the Reporting Period.

6.6	Audit Committee

The Audit Committee of the Company has reviewed with management the accounting principles and standards adopted by the Company, discussed matters regarding auditing, internal control and financial reporting, and reviewed the annual report for the year ended 31 December 2015.

7.	FINANCIAL STATEMENTS

7.1	Financial statements prepared under CAS

Consolidated Balance Sheet

As at 31 December 2015

	31 December 2015 RMB’000	31 December 2014 RMB’000
ASSETS

Current assets
Cash at bank and on hand	1,077,430	279,198
Notes receivable	1,007,373	1,372,277
Accounts receivable	1,624,571	1,628,121
Advances to suppliers	15,131	31,098
Interest receivable	2,491	76
Dividends receivable	—	19,372
Other receivables	29,050	51,771
Inventories	4,178,188	5,930,703
Other current assets	209,746	197,799

Total current assets	8,143,980	9,510,415

Non-current assets
Long-term equity investments	3,471,139	3,106,262
Investment properties	405,572	415,842
Fixed assets	14,424,899	15,611,926
Construction in progress	722,520	542,878
Intangible assets	423,529	441,140
Long-term prepaid expenses	359,487	602,451
Deferred tax assets	71,045	915,069

Total non-current assets	19,878,191	21,635,568

Total assets	28,022,171	31,145,983

Consolidated balance sheet (Cont’d)

As at 31 December 2015

	31 December 2015 RMB’000	31 December 2014 RMB’000
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term borrowings	2,070,000	4,078,195
Notes payable	—	11,714
Accounts payable	3,017,878	5,924,035
Advance from customers	579,887	612,573
Employee benefits payable	39,999	44,464
Taxes payable	1,368,418	1,276,874
Interest payable	1,890	9,037
Dividends payable	19,119	19,406
Other payables	629,080	508,551

Total current liabilities	7,726,271	12,484,849

Non-current liabilities
Long-term borrowings	—	1,632,680
Deferred income	160,000	186,436

Total non-current liabilities	160,000	1,819,116

Total liabilities	7,886,271	14,303,965

Shareholders’ equity
Share capital	10,800,000	10,800,000
Capital surplus	516,624	493,922
Specific reserve	953	1,265
Surplus reserve	4,493,260	4,173,831
Undistributed profits	4,028,025	1,101,605

Total equity attributable to equity shareholders of the Company	19,838,862	16,570,623

Non-controlling interests	297,038	271,395

Total shareholders’ equity	20,135,900	16,842,018

Total liabilities and shareholders’ equity	28,022,171	31,145,983

The consolidated financial information were approved by the Board of Director on 16 March 2016.

Consolidated Income Statement

For the year ended 31 December 2015

		2015 RMB’000	2014 RMB’000

Revenue		80,803,422	102,182,861

Less:	Cost of sales	60,089,297	90,046,890
	Taxes and surcharges	13,710,933	9,401,283
	Selling and distribution expenses	516,943	544,227
	General and administrative expenses	2,667,413	2,666,597
	Financial expenses – net	254,114	391,625
	Asset impairment losses	95,625	224,039
Add:	Investment income	599,189	54,145
	Including: Share of profits of associates and joint ventures	562,035	54,145

Operating profit/(loss)		4,068,286	(1,037,655)
Add:	Non-operating income	193,695	208,480
	Including: Profit on disposal of non-current assets	4,055	13,297

Less:	Non-operating expenses	53,252	84,974
	Including: Losses on disposal of non-current assets	13,448	47,263

Total profit/(loss)		4,208,729	(914,149)

Less:	Income tax expenses	926,777	(214,184)

Net profit/(loss)		3,281,952	(699,965)

Attributable to shareholders of the Company		3,245,849	(716,427)
Non-controlling interests		36,103	16,462

Other comprehensive income		—	—

Total comprehensive income/(loss)		3,281,952	(699,965)

Attributable to shareholders of the Company		3,245,849	(716,427)
Non-controlling interests		36,103	16,462

Earnings/(loss) per share
Basic earnings/(loss) per share (RMB Yuan)		0.301	(0.066)
Diluted earnings/(loss) per share (RMB Yuan)		0.300	(0.066)

The consolidated financial information were approved by the Board of Director on 16 March 2016.

7.2	Financial statements prepared under IFRS

Consolidated Income Statement

(prepared under IFRS)

For the year ended 31 December 2015

	2015 RMB’000		2014 RMB’000

Revenue		80,748,138		102,126,247
Sales taxes and surcharges		(13,710,933)		(9,401,283)

Net Sales		67,037,205		92,724,964
Cost of sales		(62,757,106)		(92,910,062)

Gross profit/(loss)		4,280,099		(185,098)

Selling and administrative expenses		(600,859)		(564,161)
Other operating income		234,924		261,585
Other operating expenses		(33,871)		(100,226)
Other gains-net		28,639		—

Operating profit/(loss)		3,908,932		(587,900)

Finance income		49,302		64,673
Finance expenses		(293,081)		(424,371)

Finance expenses – net		(243,779)		(359,698)

Share of profit of investments accounted for using the equity method		572,035		57,654

Profit/(loss) before income tax		4,237,188		(889,944)

Income tax (expense)/benefit		(926,777)		214,184

Profit/(loss) for the year		3,310,411		(675,760)

Profit/(loss) attributable to:
– Owners of the Company		3,274,308		(692,222)
– Non-controlling interests		36,103		16,462

		3,310,411		(675,760)

Earnings/(loss) per share attributable to owners of the Company for the year (expressed in RMB per share)

Basic earnings/(loss) per share	RMB	0.303	RMB	(0.064)

Diluted earnings/(loss) per share	RMB	0.303	RMB	(0.064)

Consolidated Statement of Comprehensive Income

(prepared under IFRS)

For the year ended 31 December 2015

	2015 RMB’000	2014 RMB’000

Profit/(loss) for the year	3,310,411	(675,760)
Other comprehensive income for the year, net of tax	—	—

Total comprehensive income/(loss) for the Year	3,310,411	(675,760)

Attributable to:
– Owners of the Company	3,274,308	(692,222)
– Non-controlling interests	36,103	16,462

Total comprehensive income/(loss) for the year	3,310,411	(675,760)

Consolidated Balance Sheet

As At 31 December 2015

	As at 31 December
	2015 RMB’000	2014 RMB’000

Assets

Non-current assets
Lease prepayment and other assets	783,016	1,043,591
Property, plant and equipment	14,383,319	15,541,575
Investment properties	405,572	415,842
Construction in progress	722,520	542,878
Investments accounted for using the equity method	3,311,139	2,936,262
Deferred income tax assets	71,045	915,069

	19,676,611	21,395,217

Current assets
Inventories	4,178,188	5,930,703
Trade receivables	488,560	630,883
Bills receivable	991,273	1,365,677
Other receivables and prepayments	245,401	268,869
Amounts due from related parties	1,163,128	1,035,085
Cash and cash equivalents	1,077,430	279,198

	8,143,980	9,510,415

Total assets	27,820,591	30,905,632

Equity and liabilities

Equity attributable to owners of the Company
Share capital	10,800,000	10,800,000
Reserves	8,997,282	5,700,272

	19,797,282	16,500,272
Non-controlling interests	297,038	271,395

Total equity	20,094,320	16,771,667

Consolidated Balance Sheet (Cont’d)

(prepared under IFRS)

As At 31 December 2015

	As at 31 December
	2015 RMB’000	2014 RMB’000

Liabilities

Non-current liabilities
Borrowings	—	1,632,680
Deferred income	—	16,436

	—	1,649,116

Current liabilities
Borrowings	2,070,000	4,078,195
Advance from customers	561,721	591,059
Trade payables	1,562,232	2,920,459
Bills payable	—	11,714
Other payables	1,898,754	1,831,263
Amounts due to related parties	1,573,967	3,042,197
Income tax payable	59,597	9,962

	7,726,271	12,484,849

Total liabilities	7,726,271	14,133,965

Total equity and liabilities	27,820,591	30,905,632

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2015

1	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

(a)	New and amended standards adopted by the Group

The following amendments to standards have been adopted by the Group for the first time for the financial year beginning on 1 January 2015. None of them have a material impact on the Group.

•	Amendment from annual improvements to IFRSs – 2010 – 2012 Cycle, on IFRS 8, ‘Operating segments’, IAS 16, ‘Property, plant and equipment’ and IAS 38, ‘Intangible assets’ and IAS 24, ‘Related party disclosures’;

•	Amendments from annual improvements to IFRSs – 2011 – 2013 Cycle, on IFRS 3, ‘Business combinations’, IFRS 13, ‘Fair value measurement’ and IAS 40, ‘Investment property’.

(b)	New Hong Kong Companies Ordinance (Cap.622)

In addition, the requirements of Part 9 “Accounts and Audit” of the new Hong Kong Companies Ordinance (Cap. 622) come into operation during the financial year, as a result, there are changes to presentation and disclosures of certain information in the consolidated financial statements.

(c)	New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2015, and have not been applied in preparing these consolidated financial statements. Those applicable to the Group are listed below.

IFRS 9, ‘Financial instruments’, on classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. This standard is effective for accounting periods beginning on or after 1 January 2018. It is expected to have no significant impact on the consolidated financial statement of the Group.

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. This standard is effective for annual periods beginning on or after 1 January 2018. The Group is assessing IFRS 15’s full impact.

IFRS 16, ‘Lease’ provides updated guidance on the definition of leases, and the guidance on the combination and separation of contracts and requires lessees to recognise lease liability reflecting future lease payments and a ‘right-of-use-asset’ for almost all lease contracts, with an exemption for certain short-term leases and leases of low-value assets. This standard is effective for annual periods beginning on or after 1 January 2019. The Group is assessing the impact of IFRS 16.

2	FINANCE INCOME AND EXPENSES

	2015	2014
	RMB’000	RMB’000

Interest income	49,302	64,673

Finance income	49,302	64,673

Interest on bank and other borrowings	(215,460)	(375,808)
Less: amounts capitalized on qualifying assets	3,518	1,208

Net interest expense	(211,942)	(374,600)
Net foreign exchange loss	(81,139)	(49,771)

Finance expenses	(293,081)	(424,371)

Finance expenses – net	(243,779)	(359,698)

3	EXPENSE BY NATURE

	2015 RMB’000	2014 RMB’000

Cost of raw material and trading products	55,056,458	86,087,588
Employee benefit expenses	2,595,646	2,627,357
Depreciation and amortisation	2,044,961	2,273,475
Repairs and maintenance expenses	978,845	1,088,314
Change of goods in process and finished goods	855,692	(546,246)
Transportation costs	337,454	354,735
Sales commissions	112,245	113,162
Impairment loss	50,757	10,439
Inventory write-down	44,868	213,600
Auditors’ remuneration – audit services	7,800	7,800
Other expenses	1,273,239	1,243,999

Total cost of sales, selling and administrative expenses	63,357,965	93,474,223

4	INCOME TAX

	2015	2014
	RMB’000	RMB’000

– Current income tax	82,753	16,286
– Deferred taxation	844,024	(230,470)

	926,777	(214,184)

A reconciliation of the expected income tax calculated at the applicable tax rate and total profit/(loss) with the actual income tax is as follows:

	2015	2014
	RMB’000	RMB’000

Profit/(loss) before taxation	4,237,188	(889,944)

Expected PRC income tax at the statutory tax rate of 25%	1,059,297	(222,486)
Tax effect of share of profit of investments accounted for using the equity method	(140,509)	(11,913)
Tax effect of other non-taxable income	(19,178)	(18,106)
Tax effect of non-deductible loss, expenses and costs	5,486	5,408
True up for final settlement of enterprise income taxes in respect of previous year	1,752	11
Profit on disposal of associates and joint ventures	—	3,496
Utilisation of previously unrecognized tax losses	—	(536)
Temporary differences for which no deferred income tax asset was recognized in current year	15	12,261
Utilisation of previously unrecognised temporary differences	(12,359)	—
Tax losses for which no deferred income tax asset was recognized	32,273	17,681

Actual income tax	926,777	(214,184)

The provision for PRC income tax is calculated at the rate of 25% (2014: 25%) on the estimated taxable income of the year ended 31 December 2015 determined in accordance with relevant income tax rules and regulations. The Group did not carry out business overseas and therefore does not incur overseas income taxes.

5	EARNINGS/(LOSS) PER SHARE

(a)	Basic

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Company and held as treasury shares.

	2015			2014
	RMB’000			RMB’000

Net profit/(loss) attributable to owners of the Company		3,274,308		(692,222)

Weighted average number of ordinary shares in issue (thousands of shares)		10,800,000		10,800,000

Basic earnings/(loss) per share (RMB per share)	RMB	0.303	RMB	(0.064)

(b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Company has dilutive potential ordinary shares from share options. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s A shares for year ended 31 December 2015) based on the monetary value of the outstanding share options. The number of ordinary shares in issue is compared with the number of shares that would have been issued assuming the exercise of the share options. The calculation of the diluted earnings/(loss) per share for year ended 31 December 2015 and year ended 31 December 2014 was shown as:

	2015			2014
	RMB’000			RMB’000

Earnings
Profit/(loss) attributable to owners of the Company		3,274,308		(692,222)

Weighted average number of ordinary shares in issue (thousands of shares)		10,800,000		10,800,000
Adjustments for share options granted (thousands of shares)		9,041		—

Weighted average number of ordinary shares for diluted earnings per share (thousands of shares)		10,809,041		10,800,000

Diluted earnings/(loss) per share (RMB per share)	RMB	0.303	RMB	(0.064)

6	DIVIDEND

An annual dividend in respect of the year ended 31 December 2013 of RMB0.05 per share, amounting to a total dividend of RMB540,000 thousands, was proposed and approved during the year ended 31 December 2014. The Board of Directors did not propose any dividend in respect of the year ended 31 December 2014.

An annual dividend in respect of the year ended 31 December 2015 of RMB0.10 per share, amounting to a total dividend of RMB1,080,000 thousands, was approved by the Board of Directors on 16 March 2016. These financial statements do not reflect this dividend payable.

7	TRADE AND OTHER RECEIVABLES

	As at 31 December
	2015	2014
	RMB’000	RMB’000

Trade receivables	488,584	630,931
Less: impairment provision	(24)	(48)

	488,560	630,883

Bills receivable	991,273	1,365,677
Amounts due from related parties	1,163,128	1,035,085

	2,642,961	3,031,645

Other receivables and prepayments	245,401	268,869

	2,888,362	3,300,514

During the year ended 31 December 2015, certain associates and joint ventures of the Group declared dividends with total amount of RMB197,158 thousands to the Group (2014: RMB97,597 thousands). As at 31 December 2015, all these declared dividends had been received by the Group (31 December 2014: RMB19,372 thousands not yet received).

As at 31 December 2015, entrusted lendings of RMB106,000 thousands included in other receivables and prepayments was made by the Group at interest rates ranging from 1.75% to 3.00% per annum, which will be due in 2016 (31 December 2014: RMB82,000 thousands at an interest rate of 3.00% to 3.25% per annum).

As of 31 December 2015, the Group didn’t have any trade receivable which was past due but not impaired (31 December 2014: Nil).

Amounts due from related parties mainly represent trade-related balances.

The aging analysis of trade receivables, bills receivable and amounts due from related parties (net of allowance for doubtful debts) is as follows:

	As at 31 December
	2015	2014
	RMB’000	RMB’000

Within one year	2,642,921	3,031,617
Above one year	40	28

	2,642,961	3,031,645

Movements of the Group’s impairment provision for trade and other receivables are as follows:

	2015	2014
	RMB’000	RMB’000

At 1 January	1,256	992
Provision for receivables impairment	834	305
Receivables written off during the year as uncollectible	(743)	—
Unused amounts reversed	(78)	(41)

At 31 December	1,269	1,256

Bills receivable represent short-term bank acceptance receivables that entitle the Group to receive the full face amount of the receivables from the banks at maturity, which generally range from one to six months from the date of issuance. Historically, the Group had experienced no credit losses on bills receivable.

As at 31 December 2015, no trade receivables or bills receivable was pledged as collateral. As at 31 December 2014, trade receivables of RMB76,111 thousands and bills receivable of RMB80,669 thousands were pledged as collateral for issuing letters of credit.

Sales to third parties are generally on cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

8	BORROWINGS

	As at 31 December
	2015	2014
	RMB’000	RMB’000

Long term bank loans
– Between one and two years	—	1,632,680

Loans due within one year
– Short term bank loans	1,700,000	3,008,195
– Short term loans from related parties	370,000	1,070,000

	2,070,000	4,078,195

	2,070,000	5,710,875

During the year ended 31 December 2015, the Group repaid all the long term bank loans which included the borrowings with fixed interest rates amounted to RMB1,000,000 thousands and borrowings with floating interest rates amounted to RMB632,680 thousands.

The weighted average interest rate for the Group’s borrowings was 3.55% for the year ended 31 December 2015 (2014: 3.98%).

At 31 December 2015, no borrowings were secured by property, plant and equipment (31 December 2014: nil).

As at 31 December 2015, the Group had standby credit facilities with several PRC financial institutions which provided the Group to borrow up to RMB28,179,120 thousands (31 December 2014: RMB28,696,100 thousands), within which the maturity dates of unused facility amounted to RMB8,300,000 thousands will be after 31 December 2016.

Included in borrowings are the following amounts denominated in currencies other than the functional currency of the entity to which they relate:

	As at 31 December
	2015	2014

USD (in thousands)	—	USD	364,353
EUR (in thousands)	—	EUR	57,001

9	TRADE AND OTHER PAYABLES

	As at 31 December
	2015	2014
	RMB’000	RMB’000

Trade payables	1,562,232	2,920,459
Advance from customers	561,721	591,059
Bills payable	—	11,714
Amounts due to related parties	1,573,967	3,042,197

Subtotal	3,697,920	6,565,429

Staff salaries and welfares payable	39,999	44,464
Taxes payable (exclude income tax payable)	1,308,821	1,266,912
Interest payable	1,642	7,717
Dividends payable	19,119	19,406
Construction payable	205,714	223,061
Other liabilities	323,459	269,703

Subtotal of other payables	1,898,754	1,831,263

	5,596,674	8,396,692

As at 31 December 2015 and 31 December 2014, all trade and other payables of the Group were non-interest bearing, and their fair value, except for the advance from customers which are not financial liabilities, approximated their carrying amounts due to their short maturities.

As at 31 December 2015 and 31 December 2014, the ageing analysis of the trade payables (including amounts due to related parties with trading nature) based on invoice date was as follows:

	As at 31 December
	2015	2014
	RMB’000	RMB’000

Within one year	3,656,761	6,514,151
Between one and two years	14,532	10,978
Over two years	26,627	40,300

	3,697,920	6,565,429

10	SEGMENT INFORMATION

	2015			2014
	Total segment revenue RMB’000	Inter- segment revenue RMB’000	Revenue from external customers RMB’000	Total segment revenue RMB’000	Inter- segment revenue RMB’000	Revenue from external customers RMB’000

Synthetic fibres	2,397,015	—	2,397,015	2,935,540	—	2,935,540
Resins and plastics	10,348,002	106,042	10,241,960	12,895,531	241,131	12,654,400
Intermediate petrochemicals	23,305,685	13,697,886	9,607,799	27,988,970	15,408,977	12,579,993
Petroleum products	47,473,490	3,579,131	43,894,359	63,510,346	5,266,442	58,243,904
Trading of petrochemical products	16,940,621	3,220,905	13,719,716	17,612,914	2,820,482	14,792,432
Others	1,429,317	542,028	887,289	1,974,929	1,054,951	919,978

	101,894,130	21,145,992	80,748,138	126,918,230	24,791,983	102,126,247

	2015	2014
	RMB’000	RMB’000

Profit/(loss) from operations

Petroleum products	1,862,304	(29,289)
Resins and plastics	1,218,598	(331,540)
Intermediate petrochemicals	956,820	131,830
Trading of petrochemical products	15,165	66,106
Synthetic fibres	(356,399)	(581,923)
Others	212,444	156,916

Profit/(loss) from operations	3,908,932	(587,900)

Net finance costs	(243,779)	(359,698)
Share of profit of investments accounted for using the equity method	572,035	57,654

Profit/(loss) before taxation	4,237,188	(889,944)

7.3	RECONCILIATION BETWEEN FINANCIAL STATEMENTS PREPARED UNDER CAS AND IFRS

The Company is listed on the Stoke Exchange of Hong Kong. The Group prepared financial statements under International Financial Reporting Standards (“IFRS”) which is audited by PricewaterhouseCoopers. There are reconciliation items in the consolidated financial report prepared under CAS and IFRS, the reconciliation items and the amount are listed as follows:

	Net profit/(loss)	(Consolidated)	Net assets	(Consolidated)
			31 December	31 December
	2015	2014	2015	2014
	RMB’000	RMB’000	RMB’000	RMB’000

Under CAS	3,245,849	(716,427)	19,838,862	16,570,623
Adjustments under IFRS –
Government grants (a)	28,771	28,772	(41,580)	(70,351)
Safety production costs (b)	(312)	(4,567)	—	—

Under IFRS	3,274,308	(692,222)	19,797,282	16,500,272

Notes:

(a)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(b)	Safety production costs

Under CAS, safety production costs should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognised in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

By Order of the Board
Wang Zhiqing
Chairman

Shanghai, the PRC, 16 March 2016

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the Non-executive Directors of the Company are Lei Dianwu and Mo Zhenglin, and the Independent Non-executive Directors of the Company are Cai Tingji, Zhang Yimin, Liu Yunhong and Du Weifeng.